Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2017 and June 30, 2017 and for the three-month periods ended September 30, 2017 and 2016

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 85, beginning on July 1, 2017

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies.

Stock: 501,642,804 common shares

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Parent Company: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent Company Activity: Investment

Direct ownership interest: 154,462,983 shares

Voting stock (direct and indirect equity interest): 30.94% (i)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (*)	502

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.
(i)  For computation purposes, Treasury shares have been subtracted.

Index

Glossary of terms
Unaudited Condensed Interim Consolidated Statements of Financial Position
Unaudited Condensed Interim Consolidated Statements of Income
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 – The Group’s business and general information
Note 2 – Summary of significant accounting policies
Note 3 – Seasonal effects on operations
Note 4 – Acquisitions and disposals
Note 5 – Financial risk management and fair value estimates
Note 6 – Segment information
Note 7 – Information about the main subsidiaries
Note 8 – Investments in associates and joint ventures
Note 9 – Investment properties
Note 10 – Property, plant and equipment
Note 11 – Trading properties
Note 12 – Intangible assets
Note 13 – Biological assets
Note 14 – Inventories
Note 15 – Financial instruments by category
Note 16 – Trade and other receivables
Note 17 – Cash flow information
Note 18 – Trade and other payables
Note 19 – Provisions
Note 20 – Borrowings
Note 21 – Taxation
Note 22 – Revenues
Note 23 – Costs
Note 24 – Expenses by nature
Note 25 – Other operating results, net
Note 26 – Financial results, net
Note 27 – Related parties transactions
Note 28 – CNV General Resolution N° 622
Note 29 – Cost of sales and services provided
Note 30 – Foreign currency assets and liabilities
Note 31 – Groups of assets and liabilities held for sale
Note 32 – Result from discontinued operations
Note 33 – CNV Resolution N° 629/14 – Storage of documentation
Note 34 – Subsequent Events
Review report on the Unaudited Condensed Interim Consolidated Financial Statements
Business Overview

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2017
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2017 and June 30, 2017
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	09.30.17	06.30.17
ASSETS
Non-current assets
Investment properties	9	103,322	100,189
Property, plant and equipment	10	31,464	31,150
Trading properties	11	3,206	4,534
Intangible assets	12	12,115	12,443
Biological assets	13	724	671
Investment in associates and joint ventures	8	8,390	8,227
Deferred income tax assets	21	1,673	1,631
Income tax credit		229	229
Restricted assets	15	823	528
Trade and other receivables	16	5,593	5,456
Financial assets held for sale	15	6,287	6,225
Investment in financial assets	15	1,207	1,772
Derivative financial instruments	15	1	31
Total Non-current assets		175,034	173,086
Current assets
Trading properties	11	3,333	1,249
Biological assets	13	453	559
Inventories	14	4,459	5,036
Restricted assets	15	988	541
Income tax credit		396	340
Financial assets held for sale	15	2,366	2,337
Groups of assets held for sale	31	2,819	2,681
Trade and other receivables	16	17,964	18,336
Investment in financial assets	15	16,054	11,853
Derivative financial instruments	15	55	65
Cash and cash equivalents	15	26,389	25,363
Total Current assets		75,276	68,360
TOTAL ASSETS		250,310	241,446
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		499	499
Treasury shares		3	3
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	20
Legal reserve		83	83
Special reserve		1,516	1,516
Other reserves		2,470	2,496
Retained earnings		11,285	11,064
Total capital and reserves attributable to equity holders of the parent		16,600	16,405
Non-controlling interest		32,441	32,768
TOTAL SHAREHOLDERS’ EQUITY		49,041	49,173

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2017 and June 30, 2017 (Continued)
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	06.30.17
LIABILITIES
Non-current liabilities
Trade and other payables	18	2,137	3,988
Income tax and minimum presumed income tax liabilities		62	-
Borrowings	20	122,769	112,025
Deferred income tax liabilities	21	24,360	23,125
Derivative financial instruments	15	86	86
Payroll and social security liabilities		86	140
Provisions	19	757	955
Employee benefits		749	763
Total Non-current liabilities		151,006	141,082
Current liabilities
Trade and other payables	18	21,817	21,970
Income tax and minimum presumed income tax liabilities		581	817
Payroll and social security liabilities		2,196	2,254
Borrowings	20	22,622	23,287
Derivative financial instruments	15	106	114
Provisions	19	919	894
Group of liabilities held for sale	31	2,022	1,855
Total Current liabilities		50,263	51,191
TOTAL LIABILITIES		201,269	192,273
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		250,310	241,446

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Revenues	22	21,676	18,850
Costs	23	(14,912)	(13,233)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		75	38
Changes in the net realizable value of agricultural products after harvest		52	(98)
Gross profit		6,891	5,557
Net gain from fair value adjustment of investment properties		3,453	1,436
Gain from disposal of farmlands		-	73
General and administrative expenses	24	(1,105)	(940)
Selling expenses	24	(3,713)	(3,304)
Other operating results, net	25	31	(28)
Management fees		(30)	(3)
Profit from operations		5,527	2,791
Share of profit / (loss) of associates and joint ventures	8	389	(3)
Profit from operations before financing and taxation		5,916	2,788
Finance income	26	367	303
Finance cost (i)	26	(5,358)	(2,203)
Other financial results	26	315	320
Financial results, net	26	(4,676)	(1,580)
Profit before income tax		1,240	1,208
Income tax	21	(1,225)	(579)
Profit for the period from continuing operations		15	629
Profit / (loss) from discontinued operations after income tax	32	13	(351)
Profit for the period		28	278

Attributable to:
Equity holders of the parent		221	23
Non-controlling interest		(193)	255

Profit for the period per share attributable to equity holders of the parent:
Basic	0.445	0.045
Diluted	0.443	0.044

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	216	188
Non-controlling interest	(201)	441

Profit per share from continuing operations attributable to equity holders of the parent:
Basic	0.433	0.380
Diluted	0.431	0.375

Profit / (Loss) from discontinued operations attributable to:
Equity holders of the parent	5	(165)
Non-controlling interest	8	(186)

Profit from discontinued operations attributable to equity holders of the parent:
Basic	0.010	0.045
Diluted	0.010	0.044

The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.a.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive (Operations) / Income for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.17	09.30.16 (recast)
Profit for the period	28	278
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(5)	1,000
Change in the fair value of hedging instruments net of income taxes	(9)	56
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans	(13)	(22)
Others	-	(3)
Other comprehensive (loss) / income for the period from continuing operations	(27)	1,031
Other comprehensive loss for the period from discontinued operations	(86)	-
Total other comprehensive (loss) / income for the period	(113)	1,031
Total comprehensive (loss) / income for the period	(85)	1,309

Total comprehensive (loss) / income from continuing operations	(12)	1,660
Total comprehensive loss from discontinued operations	(73)	(351)
Total comprehensive (loss) / income for the period	(85)	1,309

Attributable to:
Equity holders of the parent	214	386
Non-controlling interest	(299)	923

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent	261	645
Non-controlling interest	(273)	1,015

Total comprehensive loss from discontinued operations attributable to:
Equity holders of the parent	(47)	(259)
Non-controlling interest	(26)	(92)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
The previous period has been recast due to the change in the accounting policy for investment properties described in Note 2.2.a.

)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,516	2,496	11,064	16,405	32,768	49,173
Profit / (loss) for the period	-	-	-	-	-	-	-		221	221	(193)	28
Other comprehensive loss for the period	-	-	-	-	-	-	-	(7)	-	(7)	(106)	(113)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(7)	221	214	(299)	(85)
Reserve shared-based compensation	-	-	-	-	-	-	-	1	-	1	16	17
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Dividends distribution	-	-	-	-	-	-	-	-	-	-	1	1
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Changes in non-controlling interest	-	-	-	-	-	-	-	(20)	-	(20)	(36)	(56)
Balance as of September 30, 2017	499	3	65	659	20	83	1,516	2,470	11,285	16,600	32,441	49,041

  (i) Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of September 30, 2017 and June 30, 2017, respectively.
 (ii) Corresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30, 2017.
(iii) Group’s Other reserves at September 30, 2017 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(24)	243	2,123	103	(23)	49	25	2,496
Other comprehensive loss for the period	-	-	20	-	(25)	(2)	-	(7)
Total comprehensive loss for the period	-	-	20	-	(25)	(2)	-	(7)
Reserve shared-based compensation	-	-	-	1	-	-	-	1
Changes in non-controlling interest	-	(20)	-	-	-	-	-	(20)
Balance as of September 30, 2017	(24)	223	2,143	104	(48)	47	25	2,470

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2016	495	7	65	659	16	83	1,516	1,299	9,521	13,661	23,539	37,200
Profit for the period	-	-	-	-	-	-	-	-	23	23	255	278
Other comprehensive income for the period	-	-	-	-	-	-	-	363	-	363	668	1,031
Total comprehensive income for the period	-	-	-	-	-	-	-	363	23	386	923	1,309
Reserve shared-based compensation	-	-	-	-	-	-	-	3	-	3	32	35
Cash dividends	-	-	-	-	-	-	-	-	-	-	(7)	(7)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	19	19
Capital reduction	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Other comprehensive loss subsidiaries	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Changes in non-controlling interest	-	-	-	-	-	-	-	(207)	-	(207)	437	230
Balance as of September 30, 2016 (recast)	495	7	65	659	16	83	1,516	1,458	9,544	13,843	24,939	38,782

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of September 30, 2016 and June 30, 2016, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission. Note 19 to the Consolidated Financial Statements as of June 30, 2017.
(iii)
Group’s Other reserves at September 30, 2016 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016	(32)	118	1,040	95	31	(6)	21	32	1,299
Other comprehensive income for the period	-	-	353	-	-	10	-	-	363
Total comprehensive income for the period	-	-	353	-	-	10	-	-	363
As resolved by Ordinary Shareholders’ Meeting held on October 30 and November 26, 2015:
Reserve shared-based compensation	-	-	-	3	-	-	-	-	3
Changes in non-controlling interest	-	(207)	-	-	-	-	-	-	(207)
Balance as of September 30, 2016 (recast)	(32)	(89)	1,393	98	31	4	21	32	1,458

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Operating activities:
Cash generated from continuing operating activities before income tax	17	2,579	2,484
Income tax paid		(195)	(197)
Net cash generated from continuing operating activities		2,384	2,287
Net cash generated from discontinued operating activities		66	98
Net cash generated from operating activities		2,450	2,385
Investing activities:
Payment for subsidiary acquisition, net of cash acquired		-	(30)
Increase of equity interest in associates and joint ventures		(30)	(312)
Acquisition of investment properties		(630)	(657)
Proceeds from sales of investment properties		26	41
Acquisition of trading properties		-	3
Acquisition of property, plant and equipment		(1,125)	(642)
Proceeds from sales of property, plant and equipment		4	-
Advance payments		(110)	-
Advanced proceeds from sales of farmlands		69	-
Proceeds from sales of farmlands		6	71
Acquisition of intangible assets		(185)	(103)
Acquisition of investments in financial instruments		(6,908)	(2,423)
Proceeds from disposals of investments in financial instruments		3,776	2,766
Increase in restricted assets, net		(223)	-
Loans granted to associates and joint ventures		(229)	(22)
Loans		(88)	-
Dividends received		98	27
Proceeds from sale of equity interest in associates and joint ventures		-	10
Net cash used in continuing investing activities		(5,549)	(1,271)
Net cash (used in) / generated from discontinued investing activities		(18)	148
Net cash used in investing activities		(5,567)	(1,123)
Financing activities:
Proceeds from borrowings		16,721	9,599
Repayment of borrowings		(11,245)	(7,449)
Borrowings from joint ventures and associates		-	4
Payment of seller financing		1	-
Contributions from non-controlling interest		129	-
Acquisition of non-controlling interest in subsidiaries		(48)	(586)
Proceeds from sale of equity interest in subsidiaries to non-controlling interest		18	810
Dividends paid		(130)	(366)
Acquisition of derivative financial instruments		-	27
Proceeds from derivative financial instruments		26	-
Payment of derivative financial instruments		(9)	(4)
Distribution of minority interest in subsidiaries		(18)	-
Proceeds from the issue of shares and other equity instruments in subsidiaries		276	-
Interest paid		(1,628)	(1,264)
Net cash generated from continuing financing activities		4,093	771
Net cash used in discontinued financing activities		(48)	(452)
Net cash generated from financing activities		4,045	319
Net increase in cash and cash equivalents from continuing activities		928	1,787
Decrease in cash and cash equivalents from discontinued activities		-	(206)
Net increase in cash and cash equivalents		928	1,581
Cash and cash equivalents at beginning of the period	15	25,363	14,096
Cash and cash equivalents reclassified to held for sale		4	(12)
Foreign exchange gain on cash and cash equivalents		94	59
Cash and cash equivalents at the end of the period		26,389	15,724

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Alejandro G. Elsztain Vice president II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on November 10, 2017.

As of September 30, 2017, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

(i)
Remains in current and non-current assets, as financial assets held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in Groups of assets and liabilities held for sale.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Within the operations center in Israel and in relation with IDBD’s financial position, its cash flow and its ability to meet its financial commitments, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in its subsidiaries’ market value, IDBD considers that it is possible to obtain new financing or refinance its actual debts. In this regard, IDBD has recently successfully completed issuance of debentures, as mentioned in Note 22 to these Consolidated Financial Statements as of June 30, 2017. Additionally, it has made early repayments of its financial debt and has managed to renegotiate the related financial restrictions.
●
As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, DIC declared dividends, out of which IDBD received approximately NIS 271 (approximately equivalent to Ps. 1,219), net of the exercise of warrants mentioned in Note 3.c. to the Consolidated Financial Statements as of June 30, 2017.
●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD debentures, from CCC to BB. Subsequently, in July 2017, S&P Maalot increased the rating again to BBB with stable outlook
●
As mentioned in Note 16 to the Consolidated Financial Statements as of June 30, 2017, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Given the reasons above described, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Financial Statements.

It should be noted that the IDBD’s Board of Directors has in place a cash flow forecast to June 30, 2019. This forecast presumes that IDBD will receive cash from the realization of private investments that are directly held by IDBD. As a result, IDBD expects to honor all its liabilities until the second quarter of 2019. Even though consummation of such plans does not depend entirely on factors under its control, IDBD believes it will succeed in finalizing these or other plans.

Based on the reasons described above, IDBD’s management estimates that there are currently no significant uncertainties regarding its ability to operate as a going concern, given its current financial position and its ability to pay its financial commitments in time and in due form and its capacity to carry out its business plan.

Notwithstanding the foregoing, IDBD should pay financial liabilities for NIS 1,413 (approximately equivalent to Ps. 6,740 as of the closing date of these Financial Statements) in November 2019, that payment would be affected by factors that are out of control of IDBD, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the “Capital Market, Insurance and Saving Commission of Israel” (“the Commissioner”), the requirements of the “Act to Promote Competition and Reduce Concentration” (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to abide by the restrictions specified therein concerning the control of companies by means of a pyramidal structure (Note 7 to the Consolidated Financial Statements as of June 30, 2017), among others.

IDBD expects that the consideration from the sale of Clal pursuant to the Commissioner’s scheme, namely the sale of 5% tranches payable every four months, to the extent it is implemented – to be low and even significantly low with respect to a block sale of its controlling interest in Clal. However, even if Clal’s shares will continued to be sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to obtain funds to pay its commitments in November 2019. IDBD’s management considers that it will be able to pay timely its commitments and continue with its operations.

It should be noted that the position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of Cresud and subsidiaries at the operations center in Argentina.

In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on Cresud and IRSA since such indebtedness has no recourses against Cresud or IRSA and it is not secured by Cresud or IRSA's assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The current Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the three-month periods ended as of September 30, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2017 and 2016 do not necessarily reflect the proportion of the Group’s full year results.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

For the Group's business in Argentina, considering the released inflation data, the declining inflation trend and in view that all other indicators do not lead to a final conclusion, the Board of Directors understands that there is no enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the reported periods. However, over the last years, certain macroeconomic variables, such as payroll costs and input prices, have experienced significant annual changes, which should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Company in these Financial Statements.

The consolidated financial statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are in Argentine Pesos, references to ‘US$’ or ‘US Dollar’ are in millions of United States dollars, references to ‘Rs.’ are in millions of Brazilian Reais and references to "NIS" are in millions of New Israeli Shekel.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2017, except for what is mentioned in Note 2.2.b).

2.2.a) Changes to financial statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. Therefore, the previously issued Interim Financial Statements were retroactively changed as required by IAS 8.

The table below includes the reconciliation between the Statements of Income and of the Statements of Comprehensive Income / (operations) for the three-month period ended September 30, 2016 as they were originally issued, and the statements included in these Financial Statements for comparative purpose. There is no impact on the relevant total amounts in the Consolidated Statement of Cash Flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	09.30.16 (as originally issued)	09.30.16 (adjustment)		09.30.16 (other reclassifications) i)	09.30.16 (recast)
Sales, rental and services income	19,750	-		(900)	18,850
Costs	(14,519)	607	a) and h)	679	(13,233)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	382	(344)	h)	-	38
Changes in the net realizable value of agricultural products after harvest	(98)	-		-	(98)
Gross profit	5,515	263		(221)	5,557
Gain from disposal of investment properties	19	(19)	b)	-	-
Gain from disposal of farmlands	73	-		-	73
Net gain from fair value adjustment of investment properties	-	1,436	c)	-	1,436
General and administrative expenses	(1,022)	-		82	(940)
Selling expenses	(3,431)	-		127	(3,304)
Other operating results, net	(21)	-		(7)	(28)
Management fees	-	(3)	f)	-	(3)
Profit from operations	1,133	1,677		(19)	2,791
Share of (loss) / profit of associates and joint ventures	(55)	25	d)	27	(3)
Profit before financing and taxation	1,078	1,702		8	2,788
Finance income	411	-		(108)	303
Finance cost	(2,296)	-		93	(2,203)
Other financial results	320	-		-	320
Financial results, net	(1,565)	-		(15)	(1,580)
(Loss) / Profit before income tax	(487)	1,702		(7)	1,208
Income tax	(28)	(551)	e)	-	(579)
(Loss) / Profit from continuing operations	(515)	1,151		(7)	629
(Loss) / Profit from discontinued operations	(358)	-		7	(351)
(Loss) / Profit for the period	(873)	1,151		-	278

Attributable to:
Equity holders of the parent:	(485)	508		-	23
Non-controlling interest:	(388)	643		-	255

	09.30.16 (as originally issued)	09.30.16 (adjustment)		09.30.16 (other reclassifications) i)	09.30.16 (recast)
(Loss) / Profit for the period	(873)	1,151		-	278
Other comprehensive income):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	924	76	g)	-	1,000
Change in the fair value of hedging instruments net of income taxes	56	-		-	56
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined contribution plans	(22)	-		-	(22)
Other loss generated in associates	(3)	-		-	(3)
Other comprehensive income for the period from continuing operations	955	76		-	1,031
Other comprehensive income for the period from discontinued operations	-	-		-	-
Total comprehensive income for the period	82	1,227		-	1,309

Attributable to:
Equity holders of the parent:	(145)	531		-	386
Non-controlling interest:	227	696		-	923

a)
It corresponds to the elimination of depreciation expense for investment properties, and the adjustment, if applicable, to the depreciation of property, plant and equipment to adjust the value of transfers from investment property to that item.
b)
It corresponds to the elimination of the gain/loss on the sale of investment properties, for such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d).
c)
It represents the net change in the fair value of investment properties.
d)
It corresponds to changes in share of profit / (loss) in associates and joint ventures, as per the equity method, after applying the change to equity method valuation implemented by the Group.
e)
It reflects the tax effect on the items indicated above, as applicable.
f)
It pertains to re-measurement of management fees, as indicated in Note 32 to the Annual Financial Statements.
g)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
h)
It corresponds to changes in presentation of cost of production. See Note 2.2.(b).
i)
See Note 2.26 and 32 to the Annual Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.b) Changes in the presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Group believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

The Group has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the financial statements.

2.3
Use of estimates

The preparation of financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual financial statements for the year ended as of June 30, 2017, as described in Note 5 to those financial statements.

2.4
Comparability of information

Amounts as of June 30, 2017 and September 30, 2016 which are disclosed for comparative purposes have been taken from financial statements then ended, except for changes described in Notes 2.2.a) and 2.2.b).

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and Rosh Hashaná (Jewish New Year), sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the three-month period ended September 30, 2017. The significant acquisitions and disposals for the fiscal year ended June 30, 2017, are detailed in Note 3 to the Annual Financial Statements

Sale of farmlands

On July 20, 2017, the Company executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. The total amount of the transaction was fixed at US$ 19 (US$/ha. 2,031), US$ 4 (equivalent to Ps. 69) of which have already been paid. As for the remaining balance of US$ 15, US$ 3 will be collected upon execution of conveyance deed and deliver of possession in June 2018, with the remaining balance being secured with a mortgage on real property, payable in 4 equal installments, with maturity in April 2022; the balances will accrue interest at a rate of 4%.

Ispro

In August 2017, PBC’s Board of Directors, decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers.

Agreement for New Pharm acquisition

As mentioned in Note 3.G to the Consolidated Financial Statements as of June 30, 2017, Shufersal entered into an agreement (the "agreement") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital. On September 6, 2017, the Antitrust Commission approved the merger between Shufersal and New Pharm subject to certain conditions. On September 28, 2017, the parties signed an Addendum to such agreement whereby they agreed to sell 9 New Pharm stores to a third party and one Shufersal store to another party. The proceeds from the sale of New Pharm stores will be collected by this company before the merger, thus changing the transaction price, albeit not significantly. The deadline for the execution of the sale agreement has been set on November 30, 2017 and the formalization execution date on December 31, 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Tender offer of DIC

As mentioned in Note 7 to the Consolidated Financial Statements as of June 30, 2017, after June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD.

For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. In response to an inquiry, the Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Act N° 26,831.

In September 2017, IDBD informed that the Company and Dolphin signed a letter of intent. The transaction’s completion is dependent upon the execution of the definitive transaction documents (the “Definitive Documents”) by the parties on or before November 16, 2017, as well as upon approval of the transaction by the parties’ respective Boards of Directors and compliance with additional guarantees until December 10, 2017 (the “Transaction Closing Date”). The main items of the letter of intent are the following:

●
The buyer will acquire all of DIC shares held by IDBD at a stated price of NIS 16.6 per share (equal to approximately Ps. 80 per share as of the date of these Financial Statements).
●
The buyer will issue a promissory note, maturing five years from the effective transaction date which shall accrue interest at an annual rate of 5.5%. Until the promissory note is fully paid, any dividend payment made by DIC shall be paid through an Israeli bank and will be pledged in favor of the seller.
●
All DIC shares that are currently securing debt, shall continue to be collateral for that debt, and those shares that are currently unencumbered will be pledged to secure payment of the promissory note.

IDBD is currently analyzing the next steps to continue controlling its subsidiaries in 2019.

Tender offer for Clal

In July 2017, IDBD received a non-binding offer from an international group for the potential acquisition of its entire interest in Clal. For consideration that will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of specifying the transaction and is subject to the performance of a due diligence and the execution of an agreement, as well as getting the approvals required by law. IDBD is analyzing the offer. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,278 as of the date of these Financial Statements). There is no certainty that the offer will go forward under the terms offered, or that the transaction will be completed.

5.
Financial risk management and fair value estimates

These financial statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the Annual Financial Statements as of June 30, 2017. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Since June 30, 2017, as of the date of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Consolidated Financial Statements as of June 30, 2017, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Below is a summary of the lines of business of the Group for the periods ended September 30, 2017 and 2016:

	Agricultural business (I)	Urban Properties and Investment business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,499	1,219	18,594	19,813	21,312
Costs	(1,197)	(249)	(13,064)	(13,313)	(14,510)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	-	-	-	52
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52
Gross profit	406	970	5,530	6,500	6,906
Net gain from fair value adjustment of investment properties	52	2,518	922	3,440	3,492
General and administrative expenses	(100)	(207)	(813)	(1,020)	(1,120)
Selling expenses	(152)	(93)	(3,470)	(3,563)	(3,715)
Management fees	(1)	(17)	(12)	(29)	(30)
Other operating results, net	7	(26)	36	10	17
Profit from operations	212	3,145	2,193	5,338	5,550
Share of (loss) / profit of associates and joint ventures	(5)	487	(101)	386	381
Segment profit	207	3,632	2,092	5,724	5,931

Reportable assets	7,545	48,241	180,774	229,015	236,560
Reportable liabilities	-	-	(159,846)	(159,846)	(159,846)
Net reportable assets	7,545	48,241	20,928	69,169	76,714

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2016 (recast):

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,120	957	16,499	17,456	18,576
Costs	(948)	(201)	(11,780)	(11,981)	(12,929)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	21	-	-	-	21
Changes in the net realizable value of agricultural products after harvest	(98)	-	-	-	(98)
Gross profit	95	756	4,719	5,475	5,570
Gain from disposal of farmlands	73	-	-	-	73
Net gain from fair value adjustment of investment properties	-	1,110	336	1,446	1,446
General and administrative expenses	(77)	(165)	(702)	(867)	(944)
Selling expenses	(135)	(87)	(3,083)	(3,170)	(3,305)
Management fees	-	-	(3)	(3)	(3)
Other operating results, net	40	(12)	(56)	(68)	(28)
(Loss) / Profit from operations	(4)	1,602	1,211	2,813	2,809
Share of (loss) / profit of associates and joint ventures	(8)	49	(47)	2	(6)
Segment (loss) / profit	(12)	1,651	1,164	2,815	2,803

Reportable assets	5,354	40,365	149,755	190,120	195,474
Reportable liabilities	-	-	(134,526)	(134,526)	(134,526)
Net reportable assets	5,354	40,365	15,229	55,594	60,948

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	09.30.17
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	924	-	575	1,499
Costs	(684)	(4)	(509)	(1,197)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	-	-	52
Changes in the net realizable value of agricultural products after harvest	52	-	-	52
Gross Profit / (Loss)	344	(4)	66	406
Net gain from fair value adjustment of investment properties	-	52	-	52
General and administrative expenses	(72)	-	(28)	(100)
Selling expenses	(115)	-	(37)	(152)
Management fees	(1)	-	-	(1)
Other operating results, net	5	-	2	7
Profit from operations	161	48	3	212
Share of loss of associates	(2)	-	(3)	(5)
Segment profit	159	48	-	207

Investment properties	416	-	-	416
Property, plant and equipment	4,853	15	104	4,972
Goodwill	14	-	1	15
Biological assets	1,177	-	-	1,177
Inventories	582	-	344	926
Investments in associates	38	-	1	39
Total operating assets	7,080	15	450	7,545

	09.30.16 (recast)
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	642	-	478	1,120
Costs	(555)	(3)	(390)	(948)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	21	-	-	21
Changes in the net realizable value of agricultural products after harvest	(98)	-	-	(98)
Gross profit / (loss)	10	(3)	88	95
Gain from disposal of farmlands	-	73	-	73
General and administrative expenses	(55)	-	(22)	(77)
Selling expenses	(103)	-	(32)	(135)
Other operating results, net	39	-	1	40
(Loss) / Profit from operations	(109)	70	35	(4)
Share of loss of associates	(5)	-	(3)	(8)
Segment (loss) / profit	(114)	70	32	(12)

Investment properties	94	-	-	94
Property, plant and equipment	3,551	18	52	3,621
Goodwill	13	-	-	13
Biological assets	827	-	-	827
Inventories	543	-	213	756
Investments in associates	43	-	-	43
Total operating assets	5,071	18	265	5,354

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

The following tables present the reportable segments from the Operations Center in Argentina:

	09.30.17
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, corporate and others	Total
Revenues	850	122	33	214	-	-	1,219
Costs	(85)	(7)	(10)	(147)	-	-	(249)
Gross profit	765	115	23	67	-	-	970
Net gain from fair value adjustment of investment properties	2,044	276	198	-	-	-	2,518
General and administrative expenses	(66)	(9)	(19)	(39)	(21)	(53)	(207)
Selling expenses	(49)	(8)	(3)	(29)	-	(4)	(93)
Management fees	(14)	(2)	(1)	-	-	-	(17)
Other operating results, net	(9)	6	(18)	(1)	(3)	(1)	(26)
Profit / (Loss) from operations	2,671	378	180	(2)	(24)	(58)	3,145
Share of profit of associates and joint ventures	-	12	2	-	113	360	487
Segment profit / (loss)	2,671	390	182	(2)	89	302	3,632

Investment properties	30,912	8,031	4,939	-	-	-	43,882
Property, plant and equipment	56	41	-	170	54	-	321
Trading properties	1	-	614	-	-	-	615
Goodwill	8	39	5	-	-	-	52
Rights to receive future units under barter agreements	-	-	44	-	-	-	44
Inventories	25	1	-	11	-	-	37
Investment in associates and joint ventures	-	126	141	-	705	2,318	3,290
Total operating assets	31,002	8,238	5,743	181	759	2,318	48,241

	09.30.16 (recast)
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, corporate and others	Total
Revenues	682	101	1	173	-	-	957
Costs	(74)	(8)	(5)	(114)	-	-	(201)
Gross profit / (loss)	608	93	(4)	59	-	-	756
Net gain from fair value adjustment of investment properties	886	187	37	-	-	-	1,110
General and administrative expenses	(49)	(6)	(11)	(31)	(23)	(45)	(165)
Selling expenses	(42)	(15)	(3)	(22)	-	(5)	(87)
Management fees	-	-	-	-	-	-	-
Other operating results, net	(9)	5	(3)	-	(4)	(1)	(12)
Profit / (Loss) from operations	1,394	264	16	6	(27)	(51)	1,602
Share of profit / (loss) of associates and joint ventures	-	13	7	-	(24)	53	49
Segment profit / (loss)	1,394	277	23	6	(51)	2	1,651

Investment properties	27,479	5,950	3,830	-	-	-	37,259
Property, plant and equipment	50	35	2	165	2	-	254
Trading properties	1	-	617	-	-	-	618
Goodwill	14	89	4	-	-	-	107
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	21	-	1	9	-	-	31
Investment in associates and joint ventures	-	53	69	-	116	1,768	2,006
Total operating assets	27,565	6,127	4,613	174	118	1,768	40,365

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the reportable segments of the Operations Center in Israel:

	09.30.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	997	13,182	4,226	-	189	18,594
Costs	(250)	(9,813)	(2,991)	-	(10)	(13,064)
Gross profit	747	3,369	1,235	-	179	5,530
Net gain from fair value adjustment of investment properties	922	-	-	-	-	922
General and administrative expenses	(83)	(202)	(382)	-	(146)	(813)
Selling expenses	(26)	(2,600)	(826)	-	(18)	(3,470)
Management fees	(8)	(3)	(1)	-	-	(12)
Other operating results, net	22	(78)	145	-	(53)	36
Profit / (Loss) from operations	1,574	486	171	-	(38)	2,193
Share of (loss) / profit of associates and joint ventures	(210)	4	-	-	105	(101)
Segment profit	1,364	490	171	-	67	2,092
						-
Operating assets	83,752	37,486	32,601	8,652	18,283	180,774
Operating liabilities	(66,424)	(26,196)	(25,996)	-	(41,230)	(159,846)
	17,328	11,290	6,605	8,652	(22,947)	20,928

	09.30.16 (recast)
	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	1,049	11,467	3,841	-	142	16,499
Costs	(411)	(8,716)	(2,565)	-	(88)	(11,780)
Gross profit	638	2,751	1,276	-	54	4,719
Net gain from fair value adjustment of investment properties	336	-	-	-	-	336
General and administrative expenses	(63)	(149)	(355)	-	(135)	(702)
Selling expenses	(19)	(2,202)	(851)	-	(11)	(3,083)
Management fees	(2)	(1)	-	-	-	(3)
Other operating results, net	-	(15)	(7)	-	(34)	(56)
Profit / (Loss) from operations	890	384	63	-	(126)	1,211
Share of (loss) / profit of associates and joint ventures	(101)	-	-	-	54	(47)
Segment profit / (loss)	789	384	63	-	(72)	1,164

Operating assets	59,901	29,121	27,455	4,793	28,485	149,755
Operating liabilities	(48,387)	(23,034)	(21,780)	-	(41,325)	(134,526)
	11,514	6,087	5,675	4,793	(12,840)	15,229

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the Statement of Income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	09.30.17
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of intersegment transactions	Total Statement of Income
Revenues	21,312	(11)	413	(38)	21,676
Costs	(14,510)	5	(419)	12	(14,912)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	1	-	22	75
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52
Gross profit / (loss)	6,906	(5)	(6)	(4)	6,891
Net gain from fair value adjustment of investment properties	3,492	(39)	-	-	3,453
General and administrative expenses	(1,120)	12	-	3	(1,105)
Selling expenses	(3,715)	1	-	1	(3,713)
Management fees	(30)	-	-	-	(30)
Other operating results, net	17	14	-	-	31
Profit / (Loss) from operations before share of profit of associates and joint ventures	5,550	(17)	(6)	-	5,527
Share of profit of associates and joint ventures	381	8	-	-	389
Profit / (Loss) from operations before financing and taxation	5,931	(9)	(6)	-	5,916

	09.30.16 (recast)
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income / (operations) for elimination of intersegment transactions	Total Statement of Income
Revenues	18,576	(20)	341	(47)	18,850
Costs	(12,929)	14	(348)	30	(13,233)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	21	2	-	15	38
Changes in net realizable value of agricultural products after harvest	(98)	-	-	-	(98)
Gross profit / (loss)	5,570	(4)	(7)	(2)	5,557
Gain from disposal of farmlands	73	-	-	-	73
Net gain from fair value adjustment of investment properties	1,446	(10)	-	-	1,436
General and administrative expenses	(944)	2	-	2	(940)
Selling expenses	(3,305)	1	-	-	(3,304)
Management fees	(3)	-	-	-	(3)
Other operating results, net	(28)	-	-	-	(28)
Profit / (Loss) from operations before share of (loss) / profit of associates and joint ventures	2,809	(11)	(7)	-	2,791
Share of (loss) / profit of associates and joint ventures	(6)	3	-	-	(3)
Profit / (Loss) from operations before financing and taxation	2,803	(8)	(7)	-	2,788

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables present a reconciliation between total segment assets and total assets as per the Statement of Financial Position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	09.30.17					09.30.16 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Total Assets per segment	7,545	48,241	180,774	229,015	236,560	5,354	40,365	149,755	190,120	195,474
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(660)	(1,020)	-	(1,020)	(1,680)	(598)	(767)	-	(767)	(1,365)
Plus:
Investments in joint ventures (**)	290	683	-	683	973	271	625	-	625	896
Other non-reportable assets (***)	4,052	10,405	-	10,405	14,457	3,831	7,069	-	7,069	10,900
Total Consolidated assets as per Statement of Financial Position	11,227	58,309	180,774	239,083	250,310	8,858	47,292	149,755	197,047	205,905

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	09.30.17					09.30.16 (recast)
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina	Operations Center in Israel	Subtotal
Investment properties	1	1,018	-	1,018	1,019	2	681	-	681	683
Property, plant and equipment	659	(4)	-	(4)	655	583	(3)	-	(3)	580
Trading properties	-	-	-	-	-	-	89	-	89	89
Goodwill	-	6	-	6	6	-	-	-	-	-
Biological assets	-	-	-	-	-	7	-	-	-	7
Inventories	-	-	-	-	-	6	-	-	-	6
Total proportionate share in assets per segment of joint ventures	660	1,020	-	1,020	1,680	598	767	-	767	1,365

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(***)
Includes deferred income tax assets, income tax and minimum presumed income tax receivables, trade and other receivables, investments in financial assets, cash and cash equivalents, and intangible assets except for right to receive future units under barter agreements, net of investment in associates with negative equity which are included in provisions in the amount of Ps. 27, as of September 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests to the Group.

	As of September 30, 2017							Period ended September 30, 2017
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net (loss) / income	Total comprehensive (loss) / income	Profit / (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financing activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	1,450	1,111	143	14	2,404	1,793	-	(145)	(61)	(132)	(79)	105	22	48	-
PBC (1)	35.56%	18,273	62,451	10,507	54,395	15,822	12,354	997	(171)	(356)	426	571	(2,565)	2,073	79	-
Cellcom (1)	57.74%	12,444	17,925	8,595	16,446	5,328	3,720	4,226	53	-	35	1,120	(1,103)	844	861	-
Shufersal (1)	45.81%	11,634	23,549	13,442	13,055	8,686	5,366	13,182	312	(22)	189	307	(360)	809	756	-
Brasilagro	56.71%	940	3,598	750	282	3,506	1,988	423	102	363	58	37	(99)	(22)	(84)	-
IRSA	36.24%	72,209	167,145	44,038	148,410	46,906	20,799	20,213	74	(377)	(649)	2,638	(5,528)	4,012	1,122	(131)

	As of June 30, 2017							Year ended June 30, 2017
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net (loss) / income	Total comprehensive income / (loss)	Profit / (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financing activities	Net (decrease) / increase in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	1,669	1,183	162	9	2,681	1,975	-	(60)	45	(45)	(52)	(109)	-	(161)	-
PBC (1)	35.56%	15,391	64,345	10,197	53,713	15,826	11,161	1,049	97	142	209	485	105	(56)	534	-
Cellcom (1)	57.74%	12,163	18,273	8,171	16,928	5,337	3,706	3,841	(19)	-	(11)	762	(385)	747	1,124	-
Shufersal (1)	39.33%	14,124	23,482	16,256	12,984	8,366	3,840	11,467	220	(19)	131	937	(384)	(400)	153	-
Brasilagro	56.57%	804	3,347	739	276	3,136	1,774	693	134	822	76	328	(81)	(307)	(60)	-
IRSA	36.24%	65,492	165,750	46,434	137,472	47,336	21,472	74,172	5,220	9,733	5,679	9,059	(2,068)	1,537	8,528	(2,512)

(1) Corresponds to the Group's direct interest.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment in associates and joint ventures

Changes in the Group’s investments in associates for the three-month period ended as of September 30, 2017 and for the year ended as of June 30, 2017 were as follows:

	09.30.17	06.30.17
Beginning of the period / year	4,620	14,479
Share-holding increase in associates	35	1,100
Capital contribution	44	57
Share of profit	422	92
Currency translation adjustment	(31)	(210)
Cash dividends (i)	(15)	(207)
Sale of associates	-	1
Capital reduction	(97)	(32)
Hedging instruments	-	56
Defined benefit plans	-	(7)
Reclassification to held for sale	(44)	(10,709)
End of the period / year (ii)	4,934	4,620

(i)
During the period ended September 30, 2017 the balance of corresponds Ps. 11 to Condor and Ps. 4 to Agro-Uranga. During the fiscal year ended June 30, 2017 the balance corresponds in Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps. 19 to Manibil and Ps. 7 to Millenium.
(ii)
As of June 30, 2017 includes a balance of Ps. (72) reflecting investments in companies with negative equity which was included in “Provisions” (see Note 19).

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	09.30.17	06.30.17
Beginning of the period / year	3,535	2,649
Decrease for the control obtainment	-	(59)
Capital contribution	12	115
Incorporation by business combination (Note 4)	-	107
Share of (loss) / profit of subsidiaries, associates and joint ventures	(33)	273
Currency translation adjustment	7	515
Cash dividends (i)	-	(65)
Liquidation distribution (ii)	(65)	-
End of the period / year	3,456	3,535

(i)
During the fiscal year ended June 30, 2017 corresponds in Ps. 36 to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A. and Ps. 1 to Baicom.
(ii)
It corresponds to the distribution following the partial liquidation of Baicom.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below lists additional information about the Group's investments in associates:

				Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	09.30.17	06.30.17	09.30.17	09.30.16 (recast)	09.30.17	06.30.17	Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity
New Lipstick (1)	United States	Real Estate	N/A	39	(72)	111	(46)	49.90%	49.90%	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financing	448,689,072	2,064	1,693	371	39	29.90%	29.90%	(***) 1,500	(***) 625	(***) 6,681
Condor	United States	Hotel	3,314,453	657	634	30	25	28.60%	28.70%	N/A	(**) 5	(**) 100
PBEL	India	Real Estate	450,000	663	768	(60)	(42)	45.40%	45.40%	(**) 1	(**) (40)	(**) (592)
Others associates			-	1,511	1,597	(61)	298	-	-	N/A	N/A	N/A
				4,934	4,620	391	274

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is constructed and to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.
 (*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(**)
Amounts presented in millions of NIS.
(***)
Information as of June 30, 2017 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of September 30, 2017 have been considered with the necessary IFRS adjustments.

The table below lists additional information about the Group's investments in joint ventures:

				Value of Group's interest in equity		Group's interest in comprehensive income		% ownership interest held
										Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	09.30.17	06.30.17	09.30.17	09.30.16 (recast)	09.30.17	06.30.17	Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity
Quality	Argentina	Real State	81,814,342	507	482	17	4	50%	50%	164	36	1,007
La Rural	Argentina	Event organization and others	714,498	124	113	11	11	50%	50%	1	32	59
Cresca S.A.	Paraguay	Agricultural	138,154	289	279	9	41	50%	50%	145	(i) (47)	597
Mehadrin	Israel	-	1,509,889	1,245	1,312	(67)	(38)	45.41%	45.41%	(*) 3	(*) (9)	(*) 527
Others joint ventures			-	1,291	1,349	4	-	-	-	N/A	N/A	N/A
				3,456	3,535	(26)	18
 (*) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 09.30.17	Total as of 06.30.17
Fair value at the beginning of the period / year	304	89,313	7,647	2,925	100,189	82,505
Reclassifications of previous periods	-	-	-	-	-	(175)
Currency translation adjustment	28	(596)	(47)	(61)	(676)	10,461
Additions	-	415	4	277	696	2,652
Additions of capitalized leasing costs	-	7	-	-	7	23
Depreciation of capitalized leasing costs (i)	-	(1)	-	-	(1)	(1)
Reclassification to assets held for sale	-	-	-	-	-	(71)
Reclassification to trading properties	-	(351)	-	-	(351)	(14)
Transfers	-	(4)	4	-	-	-
Capitalized borrowing costs	-	-	-	-	-	3
Reclassification to property, plant and equipment	-	-	-	-	-	(38)
Reclassification of property, plant and equipment	31	-	-	-	31	62
Disposals	-	(26)	-	-	(26)	(220)
Net gain from fair value adjustment	52	3,898	(36)	(461)	3,453	5,002
Fair value at the end of the period / year	415	92,655	7,572	2,680	103,322	100,189

(i)
Depreciation charges of Capitalized leasing costs were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the Statement of Income:

	09.30.17	09.30.16 (recast)
Rental and services income	2,458	1,949
Direct operating expenses	(676)	(639)
Development expenses	(40)	(4)
Net gain from fair value of realized and unrealized investment property	3,404	1,396

No finance costs were capitalized during the three-month periods ended September 30, 2017 and 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 09.30.17	Total as of 06.30.17
Costs	4,011	362	17,495	4,390	7,713	2,162	36,133	28,890
Accumulated depreciation	(382)	(146)	(1,233)	(928)	(1,551)	(743)	(4,983)	(2,089)
Net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150	26,801

Opening net book amount	3,629	216	16,262	3,462	6,162	1,419	31,150	26,801
Assets incorporated by business combination
Currency translation adjustment	237	18	6	-	(6)	5	260	5,460
Additions	68	29	201	173	273	246	990	3,769
Reclassifications of investment properties	-	-	-	-	-	-	-	38
Reclassification to group of assets held for sale (Note 33)	-	-	-	-	-	-	-	(1,557)
Reclassifications to investment properties	(31)	-	-	-	-	-	(31)	(62)
Disposals	-	-	-	-	(39)	(9)	(48)	(417)
Impairments / Recoveries	-	-	(31)	-	-	-	(31)	12
Depreciation charge (i)	(20)	(27)	(175)	(168)	(299)	(137)	(826)	(2,894)
Closing net book amount	3,883	236	16,263	3,467	6,091	1,524	31,464	31,150

Costs	4,305	319	17,946	4,801	8,409	2,407	38,187	36,133
Accumulated depreciation	(422)	(83)	(1,683)	(1,334)	(2,318)	(883)	(6,723)	(4,983)
Net book amount	3,883	236	16,263	3,467	6,091	1,524	31,464	31,150

(i)
As of September 30, 2017 and June 30, 2017 Depreciation charges were included in “Costs” for an amount of Ps. 504 and Ps. 1,599, "General and administrative expenses" for an amount of Ps. 39 and Ps. 251 and “Selling expenses” for an amount of Ps. 273 and Ps. 893, respectively, in the Statements of Income (Note 24) and Ps. 10 and Ps. 55 were capitalized as part of biological assets costs. In addition, a depreciation charge in the amount of Ps. 96, was recognized in "discontinued operations" as of June 30, 2017.

11.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Completed properties	Properties under development	Undeveloped properties	Total as of 09.30.17	Total as of 06.30.17
Opening net book amount	801	3,972	1,010	5,783	4,974
Additions	-	347	26	373	1,229
Currency translation adjustment	40	24	(3)	61	969
Transfers	141	(83)	(57)	1	-
Transfers of intangible assets	3	-	-	3	13
Reclassification of investment properties	351	-	-	351	14
Capitalized borrowing costs	-	1	-	1	1
Disposals	(34)	-	-	(34)	(1,417)
Closing net book amount	1,302	4,261	976	6,539	5,783

	09.30.17	06.30.17
Non-current	3,206	4,534
Current	3,333	1,249
Total	6,539	5,783

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended as of September 30, 2017 and for the year ended as of June 30, 2017 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 09.30.17	Total as of 06.30.17
Costs	2,806	4,029	1,002	4,746	2,122	1,679	16,384	13,036
Accumulated depreciation	-	(75)	(210)	(2,184)	(821)	(651)	(3,941)	(1,222)
Net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443	11,814

Opening net book amount	2,806	3,954	792	2,562	1,301	1,028	12,443	11,814
Assets incorporated by business combination	-	-	-	-	(1)	-	(1)	26
Currency translation adjustment	(7)	(1)	(2)	(18)	1	(14)	(41)	2,290
Transfers to assets held for sale	-	-	-	-	-	-	-	(182)
Transfers to trading properties	-	-	-	-	-	(3)	(3)	(13)
Reclassification of previous periods	-	-	-	-	-	-	-	31
Additions	-	-	-	21	120	40	181	618
Disposals	-	-	-	-	-	-	-	(52)
Depreciation charge (i)	-	(9)	(18)	(228)	(115)	(94)	(464)	(2,089)
Closing net book amount	2,799	3,944	772	2,337	1,306	957	12,115	12,443

Costs	2,799	4,029	1,000	4,770	2,248	1,708	16,554	16,384
Accumulated depreciation	-	(85)	(228)	(2,433)	(942)	(751)	(4,439)	(3,941)
Net book amount	2,799	3,944	772	2,337	1,306	957	12,115	12,443

(i)
As of September 30, 2017 and June 30, 2017 depreciation charge was recognized in the amount of Ps. 106 and Ps. 488 under "Costs", in the amount of Ps. 99 and Ps. 339 under "General and administrative expenses" and Ps. 259 and Ps. 1,231 under "Selling expenses", respectively in the Statement of Income (Note 24).

13.
Biological assets

Changes in the Group’s biological assets for the three-month period ended as of September 30, 2017 and for the year ended as of June 30, 2017 were as follows:

Agricultural business
	09.30.17	06.30.17
Beginning of the period / year	1,230	1,049
Purchases	27	49
Initial recognition and changes in the fair value of biological assets (i)	53	104
Addition	-	108
Decrease due to harvest	(698)	(1,900)
Sales	(46)	(178)
Consumes	(1)	(2)
Costs incurred during the period / year	589	1,995
Foreign exchange gain	23	5
End of the period / year	1,177	1,230

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (25) and Ps. 4 for the three-month periods ended September 30, 2017 and for the fiscal year ended June 30, 2017, respectively. For the three-month period ended September 30, 2017 and for the fiscal year ended June 30, 2017, amounts of Ps. 22 and Ps. 92, was attributable to price changes, and amounts of Ps. (47) and Ps. (88), was attributable to physical changes, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables present the Group’s biological assets measured at fair value September 30, 2017 and June 30, 2017 and their allocation to the fair value hierarchy:

		09.30.17
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		41	-	41
Breeding cattle	Production	-		659	-	659
Other cattle	Production	-		14	-	14
Others biological assets	Production	10	(i)	-	-	10
Total non-current biological assets		10		714	-	724
Breeding cattle and cattle for sale	Consumable	-		94	-	94
Other cattle	Consumable	-		1	-	1
Sown land-crops	Production	147	(i)	-	43	190
Sugarcane fields	Production	-		-	168	168
Total current biological assets		147		95	211	453
Total biological assets		157		809	211	1,177

		06.30.17
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		40	-	40
Breeding cattle	Production	-		607	-	607
Other cattle	Production	-		14	-	14
Others biological assets	Production	10	(i)	-	-	10
Total non-current biological assets		10		661	-	671
Breeding cattle and cattle for sale	Consumable	-		98	-	98
Sugarcane fields	Production	-		-	175	175
Other cattle	Production	-		1	-	1
Sown land-crops	Production	42	(i)	-	243	285
Total current biological assets		42		99	418	559
Total biological assets		52		760	418	1,230

(i)
Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

During the three-month period ended September 30, 2017 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 714 and Ps. 1,975 for the period ended September 30, 2017 and for the year ended June 30, 2017, respectively.

The following table presents the changes in Group’s Level 3 biological assets for the three-month period ended September 30, 2017 and for the year ended June 30, 2017:

Agricultural business
	Sown land-crops with significant biological growth	Sugarcane fields
As of June 30, 2016	355	97
Initial recognition and changes in the fair value of biological assets	53	59
Harvest	(1,529)	(371)
Addition	-	96
Costs incurred during the year	1,361	297
Foreign exchange gain / loss	3	(3)
As of June 30, 2017	243	175
Initial recognition and changes in the fair value of biological assets	15	64
Harvest	(358)	(338)
Costs incurred during the period	142	251
Foreign exchange gain	1	16
As of September 30, 2017	43	168

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

As of September 30, 2017 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2017 and June 30, 2017 are as follows:

	09.30.17	06.30.17
Good for resale and supplies	3,164	3,907
Crops	452	379
Materials and supplies	364	221
Seeds and fodders	115	135
Beef	49	41
Telephones and others communication equipment	315	353
Total inventories	4,459	5,036

As of September 30, 2017 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps. 1,207 and Ps. 1,268, respectively and they have been included in “Costs” in the Statements of Income.

15.
Financial instruments by category

Determining fair values

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information about fair value hierarchy, see Note 16 to the Consolidated Financial Statements as of June 30, 2017. Financial assets and financial liabilities as of September 30, 2017 and June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	17,377	-	-	2,251	19,628	4,283	23,911
Investment in financial assets:
- Equity securities in public companies	-	2,174	-	110	2,284	-	2,284
- Equity securities in private companies	-	-	-	787	787	-	787
- Deposits	1,316	14	-	-	1,330	-	1,330
- Bonds	-	7,500	363	-	7,863	-	7,863
- Mutual funds	-	4,878	-	-	4,878	-	4,878
- Others	-	119	-	-	119	-	119
Derivative financial instruments:
- Crops futures	-	1	-	-	1	-	1
- Swaps	-	1	4	-	5	-	5
- Foreign-currency future contracts	-	-	23	-	23	-	23
- Crops options	-	3	-	-	3	-	3
- Foreign-currency options	-	5	-	-	5	-	5
- Others	-	-	19	-	19	-	19
Financial assets held for sale	-	8,653	-	-	8,653	-	8,653
Restricted assets	1,811	-	-	-	1,811	-	1,811
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,146	-	-	-	8,146	-	8,146
- Short-term bank in deposits	71	-	-	-	71	-	71
- Mutual funds	-	157	-	-	157	-	157
- Short-term investments	-	18,015	-	-	18,015	-	18,015
Total assets	28,721	41,520	409	3,148	73,798	4,283	78,081

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	19,077	-	-	-	19,077	4,877	23,954
Borrowings (excluding finance lease liabilities) (Note 20)	145,259	-	-	-	145,259	-	145,259
Finance lease obligations	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures	-	5	-	-	5	-	5
- Forward contracts	-	-	110	-	110	-	110
- Foreign-currency contracts	-	-	27	-	27	-	27
- Crops options	-	10	-	-	10	-	10
- Foreign-currency options	-	6	-	-	6	-	6
- Swaps	-	1	14	-	15	-	15
- Others	-	5	-	14	19	-	19
Total liabilities	164,468	27	151	14	164,660	4,877	169,537

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	17,819	-	-	2,156	19,975	4,153	24,128
Investment in financial assets:
- Equity securities in public companies	-	1,665	-	82	1,747	-	1,747
- Equity securities in private companies	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Bonds	-	4,490	425	-	4,915	-	4,915
- Mutual funds	-	3,986	-	-	3,986	-	3,986
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Crops options	-	10	-	-	10	-	10
- Swaps	-	-	29	-	29	-	29
- Warrants	-	-	26	-	26	-	26
- Foreign-currency options	-	4	-	-	4	-	4
- Foreign-currency future contracts	-	-	27	-	27	-	27
Financial assets held for sale	-	8,562	-	-	8,562	-	8,562
Restricted assets	1,069	-	-	-	1,069	-	1,069
Cash and cash equivalents (excluding bank overdrafts)
- Cash on hand and at bank	8,731	-	-	-	8,731	-	8,731
- Short-term bank deposits	5	-	-	-	5	-	5
- Mutual funds	-	302	-	-	302	-	302
- Short term investments	-	16,325	-	-	16,325	-	16,325
Total assets	28,859	36,122	507	3,202	68,690	4,153	72,843

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per statement of financial position
Trade and other payables (Note 18)	20,557	-	-	-	20,557	5,401	25,958
Borrowings (excluding finance lease liabilities) (Note 20)	135,180	-	-	-	135,180	-	135,180
Finance lease obligations	132	-	-	-	132	-	132
Derivative financial instruments:
- Crops futures	-	11	-	-	11	-	11
- Forwards	-	5	152	10	167	-	167
- Foreign-currency future contracts	-	9	5	-	14	-	14
- Crops options	-	4	-	-	4	-	4
- Foreign-currency options	-	4	-	-	4	-	4
Total liabilities	155,869	33	157	10	156,069	5,401	161,470

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2017.

As of September 30, 2017, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables - Cellcom	Discounted cash flows	Discount rate:	Level 3	3.3
Interest-rate swaps	Cash flows - theoretical price	Interest rate futures contract and cash flow forward contract.	Level 2	-
Preferred shares of Condor	Binomial tree - Theoretical price I	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Price of underlying assets 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve).	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Price of underlying assets 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies securities	Cash flows / NAV – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows – Theoretical price
Projected revenue discounted
at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the changes in Level 3 instruments as of September 30, 2017 and June 30, 2017:

	Investments in financial assets - Public companies securities	Derivative financial instruments - Forwards	Investments in financial assets - Others	Trade and other receivables	Total as of 09.30.17	Total as of 06.30.17
Balances at beginning of the period / year	82	(10)	964	2,156	3,192	(7,105)
Additions and acquisitions	-	-	9	572	581	1,761
Transfer to level 1 (i)	-	-	(110)	-	(110)	-
Transfer to current trade and other receivables	-	-	-	(477)	(477)	(1,874)
Currency translation adjustment	4	(4)	(28)	-	(28)	875
Reclassification to liabilities held for sale	-	-	-	-	-	11,272
Disposal	-	-	-	-	-	(782)
Gains and losses recognized in the year (ii)	24	-	(48)	-	(24)	(955)
Balances at the end of the period / year	110	(14)	787	2,251	3,134	3,192

(i)
The group transferred a financial assets measured at fair value from level 3 to level 1, because it began trading in the stock exchange.
(ii)
Included within “Financial results, net” in the Statement of Income.

Clal

As mentioned in Note 16 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 16 to the Consolidated Financial Statements as of June 30, 2017. The consideration for the transaction amounted to around NIS 152.5 (or approximately Ps. 762 on the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital stock.

16.
Trade and other receivables

The table below shows trade and other receivables of the Group as of September 30, 2017 and June 30, 2017:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Trade, leases and services receivable	2,449	13,272	15,721	2,366	14,095	16,461
Less: allowance for doubtful accounts	-	(354)	(354)	(4)	(332)	(336)
Total trade receivables	2,449	12,918	15,367	2,362	13,763	16,125
Prepayments	1,685	2,046	3,731	1,668	1,946	3,614
Guarantee deposits	9	7	16	8	9	17
Tax credits	327	225	552	280	259	539
Borrowings granted, deposits, and other balances	1,027	2,310	3,337	1,066	1,899	2,965
Others	96	458	554	72	460	532
Total other receivables	3,144	5,046	8,190	3,094	4,573	7,667
Total trade and other receivables	5,593	17,964	23,557	5,456	18,336	23,792

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	09.30.17	06.30.17
Beginning of the year	336	191
Recoveries	(7)	(13)
Receivables written off during the period / year as uncollectable	(32)	(265)
Additions	56	241
Currency translation adjustment	1	182
End of the period / year	354	336

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 24).

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2017 and 2016.

	09.30.17	09.30.16 (recast)
Profit for the period	28	278
(Loss) / Profit from discontinued operations	(13)	351
Adjustments for:
Income tax expense	1,225	579
Depreciation and amortization	1,280	1,164
Gain from disposal of farmlands	-	(73)
Profit on the revaluation of receivables arising from the sale of farmland	(4)	(9)
Loss from disposal of property, plant and equipment	22	7
Share based payments	19	26
Unrealized gain on derivative financial instruments	(5)	(34)
Changes in fair value of financial assets	(12)	(45)
Release of intangible assets due to TGLT agreement	(7)	-
Financial results, net	5,092	1,436
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest	(103)	(242)
Changes in net realizable value of agricultural products after harvest	(52)	98
Provisions	45	61
Net gain from fair value adjustment of investment properties	(3,453)	(1,436)
Share of (profit) / loss of associates and joint ventures	(389)	3
Gain from disposal of subsidiaries and joint ventures	(136)	-
Loss / (Profit) from repurchase of Non-convertible Notes	8	(1)
Other operating results	(8)	(4)

Changes in operating assets and liabilities:
Decrease in biological assets	184	492
Decrease in inventories	580	282
Increase in trading properties	99	63
Decrease / (Increase) in trade and other receivables	699	(347)
Increase / (Decrease) in derivative financial instruments	14	(2)
Decrease in trade and other payables	(2,298)	(86)
Decrease in employee benefits	(76)	(78)
(Decrease) / Increase in provisions	(160)	1
Net cash generated by continuing operating activities before income tax paid	2,579	2,484
Net cash generated by discontinued operating activities before income tax paid	66	98
Net cash generated by operating activities before income tax paid	2,645	2,582

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Increase in investment properties through an increase in trade and other payables	(66)	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(115)	-
Increase in property, plant and equipment through an increase in trade and other payables	135	-
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(20)	-
Increase of investment in associates and joint ventures through a decrease in trade and other receivables	-	12
Decrease in trade and other payables through a decrease in financial assets	-	13
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(15)
Increase in investment properties through an increase in trade and other payables	-	85
Increase in restricted assets through an increase in borrowings	-	1,322

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

09.30.16 (recast)
Property, plant and equipment	12
Intangible assets	4
Investments in associates and joint ventures	11,401
Deferred income tax	(18)
Trade and other receivables	(56)
Income tax and minimum presumed income tax credits	(1)
Group of assets held for sale	(11,494)
Trade and other payables	(17)
Payroll and social security liabilities	(8)
Borrowings	(11,256)
Provisions	2
Income tax and minimum presumed income tax liabilities	2
Group of liabilities held for sale	11,369
Net amount of non-cash assets incorporated / held for sale	(60)
Cash and cash equivalents	5
Non-controlling interest	36
Goodwill not yet allocated	(82)
Net amount of assets incorporated / held for sale	(101)
Interest held before acquisition	59
Seller financed amount	17
Cash and cash equivalents incorporated / held for sale	(5)
Net outflow of cash and cash equivalents / assets and liabilities held for sale	(30)

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2017 and June 30, 2017 were as follows:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Trade	1,333	12,416	13,749	2,063	13,298	15,361
Construction obligations	658	558	1,216	873	353	1,226
Accrued invoices	-	1,002	1,002	-	849	849
Sales, rent and services payments received in advance	-	4,248	4,248	-	4,377	4,377
Total trade payables	1,991	18,224	20,215	2,936	18,877	21,813
Deferred incomes	73	-	73	73	-	73
Construction provisions	-	320	320	-	343	343
Dividends payable to non-controlling shareholders	-	53	53	-	251	251
Taxes payable	11	206	217	12	577	589
Management fees	-	1,050	1,050	935	85	1,020
Others	62	1,964	2,026	32	1,837	1,869
Total other payables	146	3,593	3,739	1,052	3,093	4,145
Total trade and other payables	2,137	21,817	23,954	3,988	21,970	25,958

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Onerous contracts	Other provisions	Total as of 09.30.17	Total as of 06.30.17
Beginning of the period / year	837	72	140	220	580	1,849	1,588
Additions	61	-			(31)	30	515
Unused amounts reversed	(37)	-	(48)	(14)	-	(99)	(551)
Used during the period / year	-	-		-	-	-
Share of loss in associates and joint ventures	-	(72)		-	-	(72)	(3)
Liabilities incorporated by business combination	-	-		-	-	-	2
Currency translation adjustment	4	-	(4)	(1)	(31)	(32)	298
End of the period / year	865	-	88	205	518	1,676	1,849

	09.30.17	06.30.17
Non-current	757	955
Current	919	894
Total	1,676	1,849

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".

20.
Borrowings

Group’s borrowings as of September 30, 2017 and June 30, 2017 were as follows:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Non-convertible notes	105,127	16,598	121,725	93,944	17,115	111,059
Bank loans and others	15,801	5,245	21,046	10,804	4,213	15,017
Non-recourse loan	-	-	-	7,025	-	7,025
Bank overdrafts	-	589	589	-	126	126
Other borrowings	1,841	190	2,031	252	1,833	2,085
Total borrowings	122,769	22,622	145,391	112,025	23,287	135,312

Fair value of borrowings as of September 30, 2017 and June 30, 2017, was as follows:

	09.30.17					06.30.17
		Urban properties and investments business					Urban properties and investments business
	Agricultural business	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total	Agricultural business	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total
Non-convertible notes	2,769	14,714	107,040	121,754	124,523	2,702	10,647	99,517	110,164	112,866
Bank loans	703	1,062	17,539	18,601	19,304	167	1,030	11,018	12,048	12,215
Bank overdrafts	-	452	-	452	452	-	77	14	91	91
Non-recourse loans	-	-	-	-	-	-	-	6,930	6,930	6,930
Other borrowings	-	226	1,622	1,848	1,848	-	204	1,624	1,828	1,828
Total borrowings	3,472	16,454	126,201	142,655	146,127	2,869	11,958	119,103	131,061	133,930

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investment business of the operations center in Argentina

IRSA CP: On September 5, 2017 Class III and IV NCN were tendered under the Program approved for up to US$ 500 for a nominal value of US$ 140 to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 5.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 14, 2020. The settlement took place on September 12, 2017. The offering of Class III bonds was declared vacant.

Urban properties and investment business of the operations center in Israel

IDBD

In July 2017, IDBD made a public offering of approximately NIS 642.1 nominal value of corporate notes (Series N), the corporate notes accrue interest at a 5% annual rate. Taking into account the issue costs, the net consideration reflects an effective interest rate of 5.3% per year. Principal will be canceled in only one installment due on December 30, 2022 and interest will be payable on a quarterly basis. IDBD is entitled to redeem corporate notes, in whole or in part, through an early redemption in accordance with the provisions of the issue prospectus. To secure full compliance with all commitments, IDBD has pledged around 60.4 million of shares of DIC with a single first lien and in guarantee by means of the lien, in an unlimited amount, in favor of the trustee for the benefit of corporate note-holders.

DIC

On September 28, 2017 DIC offered the holders of NCN Series F to swap their notes for NCN Series J. NCN Series J terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of NCN Series F and recognized a new financial commitment at fair value for NCN Series J. As a result of the swap, DIC recorded a loss resulting from the difference between the NCN Series F cancellation value and the value of the new debt value in an amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Financial costs” (Note 26).

21.
Taxation

The details of the provision for the Group’s income tax is as follows:

	09.30.17	09.30.16 (recast)
Current income tax	(212)	(212)
Deferred income tax	(1,013)	(367)
Income tax	(1,225)	(579)

The statutory tax rate in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%
Israel	24% (i)

(i)
In December 2016, the Israeli government modified the income tax rate thus generating a reduction from the 25% to 24% for 2016 and 2017 calendar years, and to 23% for 2018 calendar year onwards. The change of interest rate for fiscal year 2016 became effective on December 29, 2016. The effect from the rate change is recorded as part of deferred tax expense.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between the income tax recognized and that which would result of applying the prevailing tax rate, applicable in the respective countries, on the income/loss before income tax for the three-month periods ended September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Tax calculated at the tax rates applicable to profits in the respective countries	(565)	(718)
Permanent differences:
Share of profit of associates and joint ventures	62	247
Unrecognized tax losses (i)	(809)	(122)
Rate change	-	65
Non-taxable profit / (loss), non-deductible expenses and others	87	(51)
Income tax from continuing operations	(1,225)	(579)

(i)     Corresponds principally to the Operations Center in Israel.

No charges have been reported for tax associated to discontinued operations.

The gross movements on the deferred tax account were as follows:

	09.30.17	06.30.17 (recast)
Beginning of the period / year	(21,494)	(17,955)
Currency translation adjustment	4	(1,440)
Reclassification of previous periods	-	59
Use of tax loss carry-forwards	(184)	(171)
Reclassification to liabilities held for sale	-	(12)
Business combinations	-	(6)
Rate change	-	529
Charged / Credited to the Statements of Income	(1,013)	(2,498)
End of the period / year	(22,687)	(21,494)

22.
Revenues

	09.30.17	09.30.16 (recast)
Revenue from supermarkets	13,187	11,535
Sale of communication equipment	1,059	959
Sale of trading properties	63	221
Crops	443	316
Cattle	42	30
Dairy	19	20
Sugarcane	373	162
Supplies	42	35
Beef	441	330
Sales revenues	15,669	13,608
Consignment revenues	42	127
Rental and services income	2,454	1,947
Income from communication services	3,224	2,942
Income from hotel operations and tourism services	225	184
Agricultural rental and services	4	2
Advertising and brokerage fees	36	30
Others	22	10
Services income	6,007	5,242
Total revenues	21,676	18,850

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	09.30.17	09.30.16 (recast)
Other operative costs	4	3
Cost of property operations	4	3
Crops	330	329
Cattle	44	44
Dairy	17	20
Sugarcane	292	150
Supplies	38	31
Beef	409	294
Brokerage costs	22	19
Agricultural rental and services	-	2
Consignment costs	5	3
Commissions	2	3
Others	22	10
Costs of agricultural sales and services	1,181	905
Costs of supermarkets	9,818	8,720
Costs of communication services	2,306	1,966
Costs of leases and services	652	613
Costs of trading properties and developments	40	5
Costs of sale of communication equipment	716	642
Costs of sales and development	-	220
Costs from hotel operations and tourism services	195	159
Total costs	14,912	13,233

24.
Expenses by nature

The Group discloses expenses in the Statement of Income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

For the three-month periods ended September 30, 2017 and 2016:

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.17	09.30.16 (recast)
Leases, services charges and vacant property costs	34	4	33	71	1
Depreciation and amortization	610	138	532	1,280	1,164
Doubtful accounts	-	4	45	49	47
Advertising, publicity and other selling expenses	74	-	389	463	433
Taxes, rates and contributions	70	18	227	315	258
Maintenance and repairs	406	33	204	643	534
Fees and payments for services	1,103	191	463	1,757	1,038
Director´s fees	-	63	-	63	51
Payroll and social security liabilities	1,216	467	1,329	3,012	2,500
Cost of sale of goods and services	9,950	-	-	9,950	9,144
Changes in biological assets and agricultural products	407	-	-	407	697
Supplies and labors	423	-	2	425	41
Freights	-	-	79	79	71
Bank commissions and expenses	4	4	2	10	9
Conditioning and clearance	-	-	22	22	14
Travel, library expenses and stationery	12	1	-	13	4
Others	603	182	386	1,171	1,471
Total expenses by nature as of 09.30.17	14,912	1,105	3,713	19,730	-
Total expenses by nature as of 09.30.16 (recast)	13,233	940	3,304		17,477

(I)
Include Ps. 4 and Ps. 3 of other agricultural operating costs as of September 30, 2017 and 2016, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	09.30.17	09.30.16 (recast)
Gain from commodity derivative financial instruments	12	52
Gain from disposal of subsidiaries	136	-
Contingencies (i)	(10)	(8)
Donations	(17)	(11)
Others	(90)	(61)
Total other operating results, net	31	(28)

(i)
Including legal costs and expenses.

26.
Financial results, net

	09.30.17	09.30.16 (recast)
Financial income
Interest income	232	197
Foreign exchange gains	112	59
Dividends income	23	24
Other financial income	-	23
Financial income	367	303
Financial costs
Interest expenses	(2,075)	(1,793)
Foreign exchange losses	(864)	(272)
Other financial costs (i)	(2,419)	(138)
Total financial costs	(5,358)	(2,203)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	317	277
(Loss) / Gain from repurchase of Non-convertible notes	(8)	1
Gain from derivative financial instruments (except commodities)	2	33
Gain on the revaluation of receivables arising from the sale of farmland	4	9
Total other financial results	315	320
Total financial results, net	(4,676)	(1,580)

(i)
Ps. (2,228) correspond to debt swap of DIC.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

See description of the main transactions carried out with related parties in Note 32 to the Annual Consolidated Financial Statements as of
June 30, 2017.

The following is a summary of the balances with related parties as of September 30, 2017:

Related party	Description of transaction	Non-Current -Investments in Financial Assets	Non-Current – Trade and other receivables	Current - Trade and other receivables	Non-current – Trade and other payables	Current - Trade and other payables	Current – Borrowings
Associates
Tarshop S.A.	Leases and/or rights of use	-	-	4	-	(1)	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-
	Borrowings	-	-	174	-	-	-
Condor	Borrowings	-	-	9	-	-	-
	Equity securities in public companies	110	-	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	2	-	-	-
Manibil	Contributions in advance	-	43	-	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	-	11	-	-	-
Agrofy	Other receivables	-	4	19	-	-	-
BHSA	Reimbursement of expenses	-	-	-	-	(1)	-
	Borrowings	-	-	-	-	-	(1)
	Leases and/or rights of use	-	-	2	-	-	-
Total Associates		110	47	225	-	(2)	(1)

Joint Ventures
Cresca S.A.	Loans granted	-	168	-	-	-	-
Baicom Networks S.A.	Contributions pending	-	-	65	-	-	-
NPSF	Borrowings	-	-	-	-	-	(4)
	Share based payments	-	-	1	-	-	-
	Advertising spaces	-	-	-	-	(1)	-
Quality	Management fees	-	-	5	-	-	-
Mehadrin	Commissions	-	-	-	-	(5)	-
Cyrsa	Borrowings	-	-	-	-	-	(5)
Total Joint Ventures		-	168	71	-	(6)	(9)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	Description of transaction	Non-Current -Investments in Financial Assets	Non-Current – Trade and other receivables	Current - Trade and other receivables	Non-current – Trade and other payables	Current - Trade and other payables	Current – Borrowings
Other related parties
CAMSA and its subsidiaries	Reimbursement of expenses	-	-	4	-	-	-
	Management fees	-	-	-	-	(1,050)	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-
La Rural S.A.	Leases and/or rights of use	-	27	16	-	(1)	-
	Reimbursement of expenses	-	-	1	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	1	-	-	-
Taaman	Leases and/or rights of use	-	-	-	-	(24)	-
Willifood	Financial operations	-	-	-	-	(33)	-
Total Other related parties		-	27	22	-	(1,109)	-

Parent company
IFISA	Financial operations	-	-	1,366	-	-	-
Total Parent Company		-	-	1,366	-	-	-
Directors and Senior Management
Directors and Senior Management	Director’s fees	-	-	-	(8)	(74)	-
Total Directors and Senior Management		-	-	-	(8)	(74)	-
Total		110	242	1,684	(8)	(1,191)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Non-current – Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Current – Borrowings
Associates
Tarshop	Leases and/or rights of use	-	2	-	(1)	-
New Lipstick	Reimbursement of expenses	-	5	-	-	-
Lipstick	Reimbursement of expenses	-	2	-	-	-
Condor	Borrowings	-	8	-	-	-
Agro-Uranga S.A	Dividends receivables	-	8	-	-	-
Agrofy Gobal	Other receivables	3	-	-	-	-
Agrofy S.A.	Other receivables	-	13	-	-	-
Manibil	Contributions to be paid in	83	1	-	-	-
BHSA	Reimbursement of expenses	-	-	-	(1)	-
	Leases and/or rights of use	-	2	-	-	-
	Borrowings	-	-	-	-	(2)
Total Associates		86	41	-	(2)	(2)

Joint Ventures
Cresca S.A.	Loans granted	168	-	-	-	-
NPSF	Reimbursement of expenses	-	1	-	-	-
	Borrowings	-	-	-	-	(4)
	Advertising spaces	-	-	-	(1)	-
	Share based payments	-	1	-	-	-
	Management fees	-	1	-	-	-
Quality	Reimbursement of expenses	-	5	-	-	-
Cyrsa	Borrowings	-	-	-	-	(5)
Mehadrin	Commissions	-	-	-	(5)	-
Total Joint Ventures		168	8	-	(6)	(9)
Other related parties
La Rural	Leases and/or rights of use	1	28	-	-	-
CAMSA and its subsidiaries	Reimbursement of expenses	-	5	-	(3)	-
	Management fees	-	-	(935)	(85)	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(4)	-
Museo de los Niños	Leases and/or rights of use	-	1	-	-	-
Taaman	Leases and/or rights of use	-	-	-	(24)	-
Willifood	Financial operations	-	-	-	(29)	-
Total Other related parties		1	34	(935)	(145)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	Description of transaction	Non-current – Trade and other receivables	Current - Trade and other receivables	Non-current - Trade and other payables	Current - Trade and other payables	Current – Borrowings
Parent company
IFISA	Financial operations	-	1,283	-	-	-
Total Parent company		-	1,283	-	-	-
Directors and Senior Management						-
Directors and Senior Management	Director’s fees	-	-	-	(46)	-
Total Directors and Senior Management		-	-	-	(46)	-
Total		255	1,366	(935)	(199)	(11)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2017:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Corporate services	Legal services	Financial operations	Donations
Associates
Tarshop S.A.	5	-	-	-	-	-	-	-
BACS	3	-	-	-	-	-	-	-
BHSA	(1)	-	-	-	-	-	-	-
Agro-Uranga S.A.	-	-	2	-	-	-	-	-
Agrofy	-	1	-	-	-	-	1	-
Condor	-	-	-	-	-	-	7	-
Total Associates	7	1	2	-	-	-	8	-
Joint Ventures
ISPRO	-	1	-	-	31	-	-	-
Total Joint Ventures	-	1	-	-	31	-	-	-
Other related parties
BHN Vida S.A	1	-	-	-	-	-	-	-
CAMSA and its subsidiaries	-	(30)	-	-	-	-	-	-
Austral Gold Argentina S.A.	-	1	-	-	-	-	-	-
Ramat Hanassi	-	4	-	-	-	-	-	-
Taaman	-	-	-	-	35	-	-	-
Willifood	-	-	-	-	70	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(4)
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(3)	-	-
Total Other related parties	1	(25)	-	-	105	(3)	-	(4)
Parent company
IFISA	-	-	-	-	-	-	47	-
Total Parent company	-	-	-	-	-	-	47	-
Directors and Senior Management
Directors	-	-	-	(5)	-	-	-	-
Senior Management	-	-	-	(7)	-	-	-	-
Total Directors and Senior Management	-	-	-	(12)	-	-	-	-
Total	8	(23)	2	(12)	136	(3)	55	(4)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2016 (recast):

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Tarshop	4	-	-	-	-	-	-
BACS	2	-	-	-	-	8	-
BHSA	1	-	-	-	-	(1)	-
Agro-Uranga S.A.	-	-	3	-	-	-	-
Agrofy S.A.	-	1	-	-	-	1	-
Adama	-	-	51	-	-	-	-
Total Associates	7	1	54	-	-	8	-
Joint Ventures
Cyrsa	-	-	-	-	-	(1)	-
NPSA	(1)	1	-	-	-	-	-
Total Joint Ventures	(1)	1	-	-	-	(1)	-
Other related parties
CAMSA and its subsidiaries	-	(3)	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(2)
Estudio Zang, Bergel & Viñes	-	-	-	-	(3)	-	-
Condor	-	-	-	-	-	115	-
LRSA	5	-	-	-	-	-	-
Total Other related parties	5	(3)	-	-	(3)	115	(2)
Parent company
IFISA	-	-	-	-	-	24	-
Total Parent company	-	-	-	-	-	24	-
Directors and Senior Management
Directors	-	-	-	(51)	-	-	-
Senior Management	-	-	-	(5)	-	-	-
Total Directors and Senior Management	-	-	-	(56)	-	-	-
Total	11	(1)	54	(56)	(3)	146	(2)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 – Investment properties
Note 10 – Property, plant and equipment
Exhibit B - Intangible assets	Note 12 – Intangible assets
Exhibit C - Equity investments	Note 8 – Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 – Financial instruments by category
Exhibit E - Provisions	Note 19 – Provisions
Exhibit F – Cost of sales and services provided	Note 29 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 – Foreign currency assets and liabilities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of sales and services provided

Description	Biological assets	Services and other operating costs	Trading properties	Agricultural stock	Materials and supplies	Telephones and others communication equipment	Good for resale and supplies	Total as of 09.30.17	Total as of 09.30.16 (recast)
Inventories as of 06.30.17	760	-	5,783	776	53	353	3,854	11,579	9,441

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	63	-	-	80	-	-	-	143	96

Changes in the net realizable value of agricultural products after harvest	-	-	-	41	-	-	-	41	(97)

Harvest	-	-	-	582	-	-	-	582	580
Acquisitions and classifications	17	-	347	645	2	687	8,476	10,174	8,939
Consume	-	-	-	(223)	-	-	-	(223)	(135)
Additions	-	-	27	-	-	-	-	27	3
Transfers	-	-	3	-	-	-	-	3	-
Expenses incurred	9	509	561	152	72	2,297	771	4,371	3,491
Currency translation adjustment	4	-	3	11	-	-	-	18	23
Inventories as of 09.30.17	(809)	-	(6,539)	(926)	(54)	(315)	(3,164)	(11,807)	(9,111)
Cost as of 09.30.17	44	509	185	1,138	73	3,022	9,937	14,908	-
Cost as of 09.30.16 (recast)	48	429	173	855	389	2,608	8,728		13,230

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.17	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.17
Assets
Restricted assets
US Dollar	-	-	-	2	16.530	41
Total restricted assets			-			41
Trade and other receivables
US Dollar	72	16.53	1,188	60	16.53	995
Euros	8	20.29	160	9	18.85	172
Chilean Pesos	37	0.03	1	-	-	-
Trade and other receivables related parties
US Dollar	50	16.53	821	45	16.53	747
Total Trade and other receivables			2,170			1,914
Investment in financial assets
US Dollar	154	16.53	2,545	62	16.53	1,020
Pounds	1	23.04	19	1	21.49	18
Total Investment in financial assets			2,564			1,038
Derivative financial instruments
US Dollar	1	16.53	18	2	16.53	31
Total Derivative financial instruments			18			31
Cash and cash equivalents
US Dollar	281	16.53	4,648	326	16.53	5,387
Euros	2	20.29	41	3	18.85	49
Chilean Pesos	37	0.03	1	-	-	-
Total Cash and cash equivalents			4,690			5,436

Liabilities
Trade and other payables
US Dollar	94	16.63	1,555	78	16.53	1,300
Euros	18	20.46	363	1	19	19
Chilean Pesos	37	0.03	1	-	-	-
Trade and other payables related parties
US Dollar	2	16.63	28	-	-	-
Total Trade and other payables			1,947			1,319
Borrowings
US Dollar	1,248	16.63	20,753	1,283	16.63	21,328
Total Borrowings			20,753			21,328

(1)
Exchange votes of September 30, 2017 and June 30, 2017, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F to the Consolidated Financial Statements as of June 30, 2017, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	09.30.17	06.30.17
Property, plant and equipment	1,646	1,712
Intangible assets	19	19
Investments in associates	77	33
Deferred income tax assets	57	57
Employee benefits	-	5
Income tax credit	-	10
Trade and other receivables	867	688
Cash and cash equivalents	153	157
Total group of assets held for sale	2,819	2,681
Trade and other payables	1,120	930
Payroll and social security liabilities	124	148
Employee benefits	110	52
Deferred income tax liability	24	10
Borrowings	644	715
Total group of liabilities held for sale	2,022	1,855
Total net financial assets held for sale	797	826

32.
Profit from discontinued operations

The results from operations of Israir, Open Sky and IDB Tourism operations, equity earnings in Adama and the finance costs associated to the non-recourse loan related to it, until its sale in November 2016 and have been reclassified in the Statements of Income of Discontinued Operations.

	09.30.17	09.30.16 (recast)
Revenues	1,362	900
Costs	(1,204)	(784)
Gross profit	158	116
General and administrative expenses	(57)	(52)
Selling expenses	(66)	(56)
Other operating results, net	(9)	7
Profit from operations	26	15
Share of profit of joint ventures and associates	9	164
Profit from operations before financing and taxation	35	179
Finance costs	(22)	(530)
Financial results, net	(22)	(530)
Profit / (Loss) before income tax	13	(351)
Income tax	-	-
Income / (Loss) for the period from discontinued operations	13	(351)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

34.
Subsequent events

Sale of ADS of IRSA CP

During October 2017, IRSA has completed the sale in the secondary market of 10,240,000 ordinary shares of IRSA CP, N.V. Ps. 1 per share, represented by American Depositary Shares ("ADSs"), representing 4 ordinary shares each, which represents approximately 8.1% of IRSA CP Company, after the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.5%.

IRSA CP Dividends

IRSA CP Shareholders’ Meeting, held on October 31, 2017, approved among others, the distribution of a cash dividend in the amount of Ps. 680. In addition to the Ps. 310 of advanced dividends approved by the Shareholders’ Meeting held April 5, 2017. The authority to effect payment of such dividends was delegated to the Board of Directors, which on November 1, 2017 resolved to make it available to shareholders on November 14, 2017.

Furthermore, the Shareholders’ Meeting decided to appropriate the remaining undistributed earnings in the amount of Ps. 2,270 to a special reserve, since the statutory reserve is fully funded as provided by section 70 of Act 19,550, and section 5, chapter III, Title IV of the Argentine Securities and Exchange Commission Rules. The special reserve will be used for future dividends, new projects or pipeline projects or for any other purpose that the Company may consider in the future fiscal years, as part of a prudent and reasonable administration of the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, it decided to renew the empower onto the Board of Directors to expand the current US$ 500 (five hundred million US Dollars) program by an additional amount of US$ 100 (one hundred million US Dollars), in accordance with the resolutions adopted by the priors Shareholders’ Meetings on October 30, 2015 and October 31, 2016.

IRSA Dividends

IRSA Shareholders’ Meeting, held on October 31, 2017, approved among others, the distribution of a cash dividend in the amount of Ps. 1,400. The authority to effect payment of such dividends was delegated to the Board of Directors, who on November 1, 2017 resolved to make it available to shareholders on November 14, 2017.

Furthermore, the Shareholders’ Meeting decided to appropriate the remaining undistributed earnings in the amount of Ps. 2,081 to a special reserve, since the statutory reserve is fully funded as provided by section 70 of Act 19,550, and section 5, chapter III, Title IV of the Argentine Securities and Exchange Commission Rules. The special reserve will be used for future dividends, new projects or pipeline projects or for any other purpose that the Company may consider in the future fiscal years, as part of a prudent and reasonable administration of the Company.

On the other hand, it resolved to empower on the Board of Directors for the creation of a new global program for the issuance of simple NCN, either secured or unsecured or guaranteed by third parties, for a total amount of up to US$ 350 (three hundred and fifty million US Dollars) (or an equivalent amount in other currencies) before the expiration of the current program.

CRESUD Dividend

Cresud Shareholders’ Meeting, held on October 31, 2017, approved among others, the distribution of a cash dividend in the amount of Ps. 395. The authority to effect payment of such dividends was delegated to the Board of Directors, who on November 1, 2017 resolved to submit the approved dividend to the consideration of the Shareholders’ Meeting on November 14, 2017.

Furthermore, once the statutory reserve was set up in the amount of Ps. 30 to reach the 20% of the capital stock and the adjusted capital stock as provided by section 70 of Act 19,550 and the CNV Regulations, it resolved to appropriate the remaining balance in the amount of Ps. 1,371 to create a reserve for new projects.

On the other hand, it resolved to extend the Global Corporate Note Program for a maximum amount of US$ 300 (three hundred million US Dollars) which had been approved by the Shareholders’ Meeting on October 31, 2012 for a new term of five years as from the expiration date or else for any longer term as authorized by the CNV Regulations. It further ratified the extension of the issue amount by up to US$ 200 (two hundred million US Dollars) as approved by the Shareholders’ Meeting held on October 30, 2015.

Early cancellation of debt

On November 1, 2017, IDBD communicated its intention to cancel early on November 28,2017, all of the corporate notes Series L in an amount of NIS 424 (equal to Ps. 2,022 as of the close date of these Financial Statements)

Sale of interest FyO

On November 9, 2017 Cresud sold to an unrelated third party the amount of 154,929 shares of its controlled company FyO representing 9.493% of its capital stock for a consideration of US$ 3.04, which were fully paid. As a result of this sale, Cresud reduced its shareholding from 59.6% to 50.1% of the capital stock. The proceeds from the transaction that amounts to approximately Ps. 42.6 will be recorded under reserve for changes in non-controlling interests in the second quarter of fiscal year 2018.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of September 30, 2017 and the unaudited condensed interim consolidated statements of income and comprehensive income for the three-month period ended September 30, 2017, the unaudited condensed interimconsolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

d) as of September 30, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 21,763,589, which was not claimable at that date.

Autonomous City of Buenos Aires, November 10, 2017.

 PRICE WATERHOUSE & CO. S.R.L.
(Partner)
Dr. Mariano C. Tomatis

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2017 and June 30, 2017 and for the three-month periods ended September 30, 2017 and 2016

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2017 and June 30, 2017
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	06.30.17
ASSETS
Non-current assets
Investment properties	7	5	5
Property, plant and equipment	8	844	825
Intangible assets	9	18	18
Biological assets	10	639	608
Investments in subsidiaries, associates and joint ventures	6	19,926	19,498
Deferred income tax assets	18	1,319	1,222
Income tax and minimum presumed income tax credit		84	84
Trade and other receivables	13	95	76
Total Non-current assets		22,930	22,336
Current assets
Biological assets	10	208	353
Inventories	11	694	549
Trade and other receivables	13	397	331
Derivative financial instruments	12	-	4
Restricted assets	12	2	35
Investment in financial assets	12	92	105
Cash and cash equivalents	12	44	41
Total Current assets		1,437	1,418
TOTAL ASSETS		24,367	23,754
SHAREHOLDERS’ EQUITY
Share capital		499	499
Treasury shares		3	3
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		20	20
Legal reserve		83	83
Special reserve		1,725	1,725
Other reserves		2,330	2,355
Retained earnings		11,652	11,388
TOTAL SHAREHOLDERS’ EQUITY		17,036	16,797
LIABILITIES
Non-current liabilities
Trade and other payables	15	-	936
Borrowings	17	2,425	2,368
Provisions	16	8	5
Total Non-current liabilities		2,433	3,309
Current liabilities
Trade and other payables	15	1,477	439
Payroll and social security liabilities		70	113
Borrowings	17	3,346	3,086
Derivative financial instruments	12	4	9
Provisions	16	1	1
Total Current liabilities		4,898	3,648
TOTAL LIABILITIES		7,331	6,957
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		24,367	23,754

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
 (All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Revenues	19	453	427
Costs	20	(321)	(366)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		2	22
Changes in net realizable value of agricultural produce after harvest		48	(92)
Gross Profit / (Loss)		182	(9)
Gain from disposal of farmlands		-	73
General and administrative expenses	21	(48)	(41)
Selling expenses	21	(109)	(100)
Other operating results, net	22	(3)	15
Management fees		(30)	(3)
Loss from operations		(8)	(65)
Share of profit of subsidiaries, associates and joint ventures	6	447	144
Profit before financing and taxation		439	79
Finance income	23	8	12
Finance costs	23	(291)	(160)
Other financial results, net	23	11	25
Financial results, net	23	(272)	(123)
Profit / (Loss) before income tax		167	(44)
Income tax	18	97	65
Profit for the period		264	21

Profit per share attributable to equity holders of the parent during the period:
Basic		0.532	0.043
Diluted		0.529	0.042

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods beginning on July 1, 2017 and 2016 and ended September 30, 2017 and 2016
 (All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.17	09.30.16 (recast)
Profit for the period	264	21
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	-	353
Other comprehensive (loss) / income from share of changes in subsidiaries’ equity	(27)	10
Other comprehensive (loss) / income for the period (i)	(27)	363
Total comprehensive income for the period	237	384

(i) Components of other comprehensive income / (loss) do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2017	499	3	65	659	20	83	1,725	2,355	11,388	16,797
Profit for the period	-	-	-	-	-	-	-	-	264	264
Other comprehensive loss for the period	-	-	-	-	-	-	-	(27)	-	(27)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(27)	264	237
Equity-settled compensation	-	-	-	-	-	-	-	2	-	2
Balance as of September 30, 2017	499	3	65	659	20	83	1,725	2,330	11,652	17,036

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2017 and June 30, 2017, respectively.
(ii)
 Corresponding to General Resolution 609/12 of the National Securities Commission
(iii)
 Group’s Other reserves at September 30, 2017 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Equity- settled compensation	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(24)	2,227	102	(23)	48	25	2,355
Other comprehensive loss for the period	-	-	-	(25)	(2)	-	(27)
Total comprehensive loss for the period	-	-	-	(25)	(2)	-	(27)
Equity-settled compensation	-	-	2	-	-	-	2
Balance as of September 30, 2017	(24)	2,227	104	(48)	46	25	2,330

)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2016 (recast)	495	7	65	659	16	83	1,725	1,194	9,560	13,804
Profit for the period	-	-	-	-	-	-	-	-	21	21
Other comprehensive income for the period	-	-	-	-	-	-	-	363	-	363
Total comprehensive income for the period	-	-	-	-	-	-	-	363	21	384
Equity-settled compensation	-	-	-	-	-	-	-	3	-	3
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(205)	-	(205)
Balance as of September 30, 2016 (recast)	495	7	65	659	16	83	1,725	1,355	9,581	13,986

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of September 30, 2016 and June 30, 2016, respectively.
(ii)
 Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
Group’s Other reserves at September 30, 2016 are comprised as:

	Cost of treasury shares	Changes in interest in subsidiaries	Reserve for currency translation adjustment	Equity- settled compensation	Reserve for future dividends	Reserve for defined benefit plans	Hedging instruments	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2016 (recast)	(32)	(21)	1,074	95	31	(6)	21	32	1,194
Other comprehensive income for the period	-	-	353	-	-	10	-	-	363
Total comprehensive income for the period	-	-	353	-	-	10	-	-	363
Equity-settled compensation	-	-	-	3	-	-	-	-	3
Changes in interest in subsidiaries	-	(205)	-	-	-	-	-	-	(205)
Balance as of September 30, 2016 (recast)	(32)	(226)	1,427	98	31	4	21	32	1,355

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Operating activities:
Cash used in operations	14	(124)	(171)
Net cash used in operating activities		(124)	(171)
Investing activities:
Acquisition of interest in subsidiaries, associates and joint ventures		-	(6)
Capital contribution to subsidiaries, associates and joint ventures	6	(1)	-
Acquisition of property, plant and equipment	8	(25)	(13)
Proceeds from sale of farmlands		7	71
Acquisition of investment in financial assets		(208)	(210)
Proceeds from disposals of investment in financial assets		227	218
Loans repayments received from subsidiaries, associates and joint ventures		-	10
Advance payments		(4)	-
Sale of farmlands advances		69	-
Dividends received		1	1
Net cash generated from investing activities		66	71
Financing activities:
Payment of non-convertible notes		-	(187)
Repurchase of non-convertible notes		-	(144)
Borrowings		580	608
Payment of borrowings		(501)	(106)
Proceeds from derivative financial instruments		-	14
Payments of derivative financial instruments		(5)	-
Payments of borrowings from subsidiaries, associates and joint ventures		-	(6)
Interest paid		(32)	(74)
Net cash generated from financing activities		42	105
Net (decrease) / increase in cash and cash equivalents		(16)	5
Cash and cash equivalents at beginning of the period		41	11
Currency translation adjustment on cash and cash equivalents		19	-
Cash and cash equivalents at the end of the period		44	16

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data, and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 10, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Company as of June 30, 2017, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements, according to IFRS.

These Financial Statements corresponding to the three-month periods ended as of September 30, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2017 and 2016 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.1.a) Changes to financial statements previously issued due to change in accounting policies

As mentioned in Note 2 to the Consolidated Financial Statements as of June 30, 2017, during the fiscal year ended June 30, 2017 the Company’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40 "investment properties". The Company believes this change reflects better the current value of its core assets and therefore provides more relevant information to Management, users of financial statements and others.

Therefore, the previously issued Financial Statements were retroactively changed as required by IAS 8.

2.1.b) Changes in presentation of financial statements previously issued due to change in accounting policies

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Company chose not to continue to charge these costs to income as they are incurred; instead, it capitalized them as part of the cost of biological assets. The Company believes this change will help to better understand the performance of the agribusiness activity and therefore provides more relevant information to Management, users of the Financial Statements and others.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Company has therefore retroactively changed the previously issued Consolidated Financial Statements as required by IAS 8. There is no impact on the total and subtotal amounts of the financial statements.

The tables below include reconciliations between the Statements of Comprehensive Income for the three-month period ended September 30, 2016 as they were originally issued, and these Financial Statements (recast). There is no impact on the relevant total amounts in the Statement of Cash Flows.

Statement of Income as of September 30, 2016:

	09.30.16 (as originally issued)	09.30.16 (adjustments)		09.30.16 (recast)
Revenues	427	-		427
Costs	(581)	215	a)	(366)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	237	(215)	a)	22
Changes in net realizable value of agricultural products after harvest	(92)	-		(92)
Gross loss	(9)	-		(9)
Gain from disposal of farmlands	73	-		73
General and administrative expenses	(41)	-		(41)
Selling expenses	(100)	-		(100)
Other operating results, net	17	(2)		15
Management fees	-	(3)	b)	(3)
Loss from operations	(60)	(5)		(65)
Share of (loss) / profit in subsidiaries, associates and joint ventures	(368)	512	c)	144
(Loss) / Profit before financing and taxation	(428)	507		79
Finance income	12	-		12
Finance costs	(160)	-		(160)
Other financial results, net	25	-		25
Financial results, net	(123)	-		(123)
Loss before income tax	(551)	507		(44)
Income tax	64	1	d)	65
(Loss) / Profit for the period	(487)	508		21

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic	(0.980)	1.023	0.043
Diluted	(0.980)	1.022	0.042

(Loss) / Profit for the period	(487)	508		21
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	330	23	e)	353
Other comprehensive income from share of changes in subsidiaries’ equity	10	-		10
Other comprehensive income for the period (i)	340	23		363
Total comprehensive (loss) / income for the period	(147)	531		384

Explanation of the changes in the Separate Statement of Comprehensive Income and Other Comprehensive Income

a)
It corresponds to changes in presentation of costs of production Note 2.1.b).
b)
It corresponds to the re-measurement of management fees.
c)
Changes in share of profit / (loss) in associates and joint ventures after applying the change to equity method valuation implemented by the Company.
d)
It represents the tax impact of the changes in accounting policies.
e)
It pertains to exchange differences in subsidiaries, associates and joint ventures following application of the same accounting policy implemented by the Company.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2017, except for the changes mentioned in Note 2.1.a) and 2.1.b).

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2017, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.
4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2017 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2017. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2017, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2017 and for the fiscal year ended June 30, 2017:

	09.30.17	06.30.17
Beginning of the period / year adjusted	19,498	15,773
Balance incorporated by merger with Cactus	-	(5)
Acquisition of subsidiaries (i)	-	12
Capital contribution	12	113
Disposal of interest in subsidiaries	-	9
Share of profit of subsidiaries, associates and joint ventures	447	2,511
Other comprehensive (loss) / income from share of changes in subsidiaries’ equity	(27)	31
Foreign exchange gains	-	1,153
Equity-settled compensation	-	8
Dividends distributed	(4)	(107)
End of the period / year	19,926	19,498

       (i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 in Note 8 to the Unaudited Condensed Interim Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.17	Value recorded as of 06.30.17	Market value as of 09.30.17	Issuer's information					Interest in common Shares
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common Shares (nominal value)	Income (loss) for the period	Shareholders' equity
Subsidiaries

Brasilagro	Shares	23,291,500	1,642	1,459	Rs. 13.25	Agricultural	Brazil	875	135	3,792	43.29%
	Higher value		187	172
	Goodwill		14	13
			1,843	1,644

Agropecuaria Santa Cruz de la Sierra S.A.	Shares	264,937,972	592	579	Not publicly traded	Agricultural	Uruguay	265	(4)	434	100.00%
(formerly Doneldon S.A.)	Intergroup transactions		(158)	(158)
			434	421

Futuros y Opciones.Com S.A.	Shares	972,612	64	52	Not publicly traded	Brokerage	Argentina	2	21	108	59.59%
			64	52

Amauta Agro S.A. (formerly FyO Trading S.A.)	Shares	505,603	1	1	Not publicly traded	Brokerage	Argentina	23	2	27	2.20%
			1	1

Helmir S.A.	Shares	90,624,298	537	513	Not publicly traded	Investment	Uruguay	91	23	537	100.00%
	Intergroup transactions		(9)	(9)
			528	504

Sociedad Anónima Carnes Pampeanas S.A.	Shares	277,634,288	18	31	Not publicly traded	Agroindustrial	Argentina	279	(24)	18	99.46%
			18	31

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.17	Value recorded as of 06.30.17	Market value as of 09.30.17	Issuer's information
						Main activity	Place of business / country of incorporation	Last financial statement issued			Interest in common Shares
								Common Shares (nominal value)	Income (loss) for the period	Shareholders' equity

IRSA Inversiones y Representaciones	Shares	364,599,461	16,957	16,761	43.70	Real State	Argentina	575	622	26,796	63.38%
Sociedad Anónima	Higher value		27	24
	Goodwill		14	14
			16,998	16,799
Total Subsidiaries			19,886	19,452

Associates
						Warehousing and Brokerage
Granos Olavarría S.A.	Shares	11,264	1	1	Not publicly traded		Argentina	1	9	67	2.20%
			1	1

Agrouranga S.A.	Shares	893,069	28	34	Not publicly traded	Agricultural	Argentina	3	(6)	76	35.72%
	Higher value		11	11
			39	45
Total Associates			40	46
Total Investments in subsidiaries, associates and joint ventures as of 09.30.17			19,926	-
Total Investments in subsidiaries, associates and joint ventures as of 06.30.17			-	19,498

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2017 and for the fiscal year ended June 30, 2017 were as follows:

	09.30.17	06.30.17
Beginning of the period / year	5	100
Reclassification to property, plant and equipment	-	(96)
Changes in fair value	-	1
End of the period / year	5	5

The following amounts have been recognized in the statement of income:

	09.30.17	09.30.16 (recast)
Rental and service income	-	1
Direct operating expenses	-	2

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the three-month period ended September 30, 2017 and for the fiscal year ended June 30, 2017 were as follows:

	Owner-occupied farmland (ii)	Others	Total
Year ended June 30, 2017:
Opening net book amount	645	22	667
Additions	79	18	97
Disposals	(15)	-	(15)
Reclassifications of investment properties	96	-	96
Depreciation charges (i)	(13)	(7)	(20)
Closing net book amount	792	33	825
At June 30, 2017:
Costs	869	68	937
Accumulated depreciation	(77)	(35)	(112)
Net book amount	792	33	825
Period ended September 30, 2017:
Opening net book amount	792	33	825
Additions	20	5	25
Depreciation charges (i)	(4)	(2)	(6)
Closing net book amount	808	36	844
At September 30, 2017:
Costs	889	73	962
Accumulated depreciation	(81)	(37)	(118)
Net book amount	808	36	844

(i)
For the fiscal years ended September 30, 2017 and June 30, 2017, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1 and Ps. 6 in "Costs", in the Statement of income"; Ps. 5 and Ps. 13 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended as of September 30, 2017 and for the year ended as of June 30, 2017 were as follows:

	Computer software	Rights of use	Total
Net book amount as of June 30, 2016 (recast)	1	16	17
Additions	2	-	2
Amortization charges (i)	(1)	-	(1)
Net book amount as of June 30, 2017	2	16	18
Costs	3	20	23
Accumulated amortization	(1)	(4)	(5)
Net book amount as of June 30, 2017	2	16	18
Additions	-	-	-
Amortization charges (i)	-	-	-
Net book amount as of September 30, 2017	2	16	18
Costs	3	20	23
Accumulated amortization	(1)	(4)	(5)
Net book amount as of September 30, 2017	2	16	18

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income. There is no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2017 and for the year ended as of June 30, 2017 were as follows:

	09.30.17	06.30.17
Beginning of the period / year	961	919
Increase due to purchases	5	31
Initial recognition and changes in the fair value of biological assets	(14)	57
Decrease due to harvest	(341)	(941)
Decrease due to sales	(44)	(174)
Decrease due to consumption	-	(3)
Costs for the year	280	1,072
End of the period / year	847	961

The following tables present the Company’s biological assets that are measured at fair value as of September 30, 2017 and June 30, 2017 and their allocation to the fair value hierarchy:

		09.30.17
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		41	-	41
Breeding cattle	Production	-		574	-	574
Other cattle	Production	-		14	-	14
Other biological assets (i)	Production	10		-	-	10
Total non-current biological assets		10		629	-	639

Breeding cattle	Consumable	-		94	-	94
Sown land-crops	Production	94	(i)	-	19	113
Other cattle	Consumable	-		1	-	1
Total current biological assets		94		95	19	208
Total biological assets		104		724	19	847

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		06.30.17
	Classification	Level 1		Level 2	Level 3	Total
Dairy cattle	Production	-		40	-	40
Breeding cattle	Production	-		544	-	544
Other cattle	Production	-		14	-	14
Other biological assets (i)	Production	10		-	-	10
Total non-current biological assets		10		598	-	608

Breeding cattle	Consumable	-		98	-	98
Other cattle	Consumable	-		1	-	1
Sown land-crops	Production	18	(i)	-	236	254
Total current biological assets		18		99	236	353
Total biological assets		28		697	236	961

(i)
Biological assets that have no significant growth, valued at cost, since it is considered that this value is similar to fair value.

The following table presents the changes in Level 3 biological assets for the three-month period ended September 30, 2017 and for the year ended June 30, 2017:

Sown land-crops with significant biological growth
As of June 30, 2016 (recast)	356
Initial recognition and changes in the fair value of biological assets	47
Decrease due to harvest	(941)
Costs for the year	774
As of June 30, 2017	236
Initial recognition and changes in the fair value of biological assets	8
Decrease due to harvest	(341)
Costs for the year	116
As of September 30, 2017	19

When no quoted prices are available in an active market, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets.

During the three-month period ended September 30, 2017 and the year ended June 30, 2017 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2017.

As of September 30, 2017 and June 30, 2017, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of September 30, 2017 and June 30, 2017 are as follows:

	09.30.17	06.30.17
Current
Crops	412	294
Materials and supplies	167	121
Seeds and fodders	115	134
Total inventories	694	549

As of September 30, 2017 and June 30, 2017 the cost of inventories recognized as expense amounted to Ps. 243 and Ps. 801, respectively and they have been included in “Costs”.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2017.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2017 and June 30, 2017 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
September 30, 2017		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	295	-	-	-	295	206	501
Investment in financial assets:
- Mutual funds	-	92	-	-	92	-	92
Restricted assets (i)	2	-	-	-	2	-	2
Cash and cash equivalents:
- Cash on hand and at bank	4	-	-	-	4	-	4
- Short-term investments	-	40	-	-	40	-	40
Total	301	132	-	-	433	206	639

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	1,362	-	-	-	1,362	115	1,477
Borrowings (excluding finance lease liabilities) (Note 17)	5,769	-	-	-	5,769	-	5,769
Finance leases (Note 17)	2	-	-	-	2	-	2
Derivative financial instruments:
- Crops options	-	1	-	-	1	-	1
- Crops futures	-	3	-	-	3	-	3
Total	7,133	4	-	-	7,137	115	7,252

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2017		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful account of trade and other receivables) (Note 13)	225	-	-	-	225	191	416
Investment in financial assets:
- Mutual funds	-	105	-	-	105	-	105
Derivative financial instruments:
- Crops future contracts	-	4	-	-	4	-	4
Restricted assets (i)	35	-	-	-	35	-	35
Cash and cash equivalents:
- Cash on hand and at bank	17	-	-	-	17	-	17
- Short-term investments	-	24	-	-	24	-	24
Total	277	133	-	-	410	191	601
(i) Corresponds to the employee capitalization plan.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	1,351	-	-	-	1,351	24	1,375
Borrowings (excluding finance lease liabilities) (Note 17)	5,452	-	-	-	5,452	-	5,452
Finance leases (Note 17)	2	-	-	-	2	-	2
Derivative financial instruments:
- Foreign-currency contracts	-	9	-	-	9	-	9
Total	6,805	9	-	-	6,814	24	6,838

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Consolidated Financial Statements as of June 30, 2017.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2017 and June 30, 2017 are as follows:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Loans	-	-	-	2	-	2
Prepayments	-	94	94	-	84	84
Tax credits	92	13	105	74	24	98
Loans	3	9	12	-	8	8
Advance payments	-	7	7	-	9	9
Others	-	18	18	-	19	19
Total other receivables	95	141	236	76	144	220
Receivables from sale of agricultural products and services	-	101	101	-	63	63
Debtors under legal proceedings	-	9	9	-	9	9
Less: allowance for doubtful accounts	-	(9)	(9)	-	(9)	(9)
Total trade receivables	-	101	101	-	63	63
Related parties (Note 25)	-	155	155	-	124	124
Total trade and other receivables	95	397	492	76	331	407

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2017.

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.17	06.30.17
Beginning of the period / year	9	8
Charges	-	1
End of the period / year	9	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income (Note 21). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Profit for the period	264	21
Adjustments for:
Income tax	(97)	(65)
Depreciation and amortization	2	2
Gain from disposal of farmlands	-	(73)
Share based payments	-	1
Unrealized loss / (gain) from derivative financial instruments of commodities	3	(18)
Gain from derivative financial instruments (except commodities)	(3)	(8)
Gain from disposal and release of investment properties	-	(1)
Changes in fair value of financial assets at fair value through profit or loss	(8)	(1)
Accrued interest, net	43	65
Unrealized initial recognition and changes in the fair value of biological assets	(21)	(132)
Changes in net realizable value of agricultural products after harvest	(48)	92
Provisions	86	48
Gain from repurchase of Non-convertible Notes	-	(16)
Loss from disposal of associates, subsidiaries and joint ventures	-	2
Share of profit in subsidiaries, associates and joint ventures	(447)	(144)
Unrealized foreign exchange loss, net	205	63
Changes in operating assets and liabilities:
Decrease in biological assets	139	381
Increase in inventories	(96)	(193)
Increase in trade and other receivables	(93)	(139)
Decrease / (Increase) in derivative financial instruments	5	(1)
Decrease in trade and other payables	(16)	(24)
Decrease in payroll and social security liabilities	(42)	(31)
Net cash used in operating activities before income tax paid	(124)	(171)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Non-cash activities
Dividends not collected	(3)	(10)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	-	(353)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(11)	-
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	1	2
Increase in trade and other receivables through a decrease in property, plant and equipment	-	(15)

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2017 and June 30, 2017 are as follows:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Tax on shareholders’ personal assets	-	-	-	1	-	1
Taxes payable	-	27	27	-	19	19
Others	-	2	2	-	37	37
Total other payables	-	29	29	1	56	57
Trade payables	-	133	133	-	80	80
Provisions	-	157	157	-	181	181
Sales, rent and services payments received in advance	-	88	88	-	4	4
Total trade payables	-	378	378	-	265	265
Related parties (Note 25)	-	1,070	1,070	935	118	1,053
Total trade and other payables	-	1,477	1,477	936	439	1,375

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

16.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total
June 30, 2016 (recast)	7	3	10
Additions	(1)	-	(1)
Used during the period	-	(3)	(3)
As of June 30, 2017	6	-	6
Additions	3	-	3
As of September 30, 2017	9	-	9
(i) Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

The breakdown of total provisions is as follows:

	09.30.17	06.30.17
Non-current	8	5
Current	1	1
	9	6

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Borrowings

The detail of the Company’s borrowings as of September 30, 2017 and June 30, 2017 is as follows:

	09.30.17			06.30.17
	Non-current	Current	Total	Non-current	Current	Total
Non-convertible notes	1,742	1,271	3,013	1,674	1,222	2,896
Bank loans and others	682	1,988	2,670	693	1,853	2,546
Finance leases obligations	1	1	2	1	1	2
Bank overdrafts	-	86	86	-	10	10
Total borrowings	2,425	3,346	5,771	2,368	3,086	5,454

						Value as of
	Secured / Unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	09.30.17	06.30.17
Non-current
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	804	772
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	565	544
CRESUD NCN Class XXII due 2019 (iv)	Unsecured	US$	Fixed	4.00%	22	373	358
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	-	152
Loan from Banco Río	Unsecured	US$	Fixed	5.60%	40	524	541
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	11.4	158	-
Finance lease obligations	Secured	US$	Fixed	8.75%	-	1	1
Total non-current borrowings						2,425	2,368

						Value as of
	Secured / Unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	09.30.17	06.30.17
Current
CRESUD NCN Class XIV due 2018 (i)	Unsecured	US$	Fixed	1.50%	32	457	439
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	812	781
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	3	3
CRESUD NCN Class XXII due 2019	Unsecured	US$	Fixed	4.00%	22	(1)	(1)
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	11.4	42	43
Loan from Banco Ciudad	Unsecured	US$	Fixed	2.00%	4	70	66
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	-	4
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.10%	5	86	83
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.25%	5	95	83
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	1.70%	2.8	49	47
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.00%	7.8	135	130
Loans from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	2.10%	18	311	298
Loan from Banco Río	Unsecured	US$	Fixed	2.00%	10	173	167
Loan from Banco Río	Unsecured	US$	Fixed	5.60%	40	169	113
Loan from Banco ICBC	Unsecured	US$	Fixed	2.45%	20	351	335
Loan from Banco ITAU	Unsecured	US$	Fixed	1.65%	6	104	100
Loan from Banco Galicia	Unsecured	US$	Fixed	1.30%	5	86	82
Loan from Banco Galicia	Unsecured	US$	Fixed	1.30%	12	208	198
Related parties borrowings (Note 25)	Unsecured	US$	Fixed	4.21%	5	109	104
Bank overdrafts	Unsecured	Ps.	Fixed	29.17%	-	86	10
Finance lease obligations	Secured	US$	Fixed	8.75%	-	1	1
Total current borrowings						3,346	3,086
Total borrowings						5,771	5,454
(i)
Includes an outstanding balance of Ps. 33 and Ps. 31 with ERSA as of September 30, 2017 and June 30, 2017.
(ii)
 Includes an outstanding balance of Ps. 14, Ps. 171 and Ps. 18 with ERSA, IRSA CP and PAMSA, respectively, as of September 30, 2017 and includes Ps. 14, Ps. 163 and Ps. 18 with ERSA, IRSA CP and PAMSA, respectively, as of June 30, 2017.
(iii)
Includes an outstanding balance of Ps. 9 and Ps. 8 with IRSA CP as of September 30, 2017 and June 30, 2017.
(iv)
Includes an outstanding balance of Ps. 18 and Ps. 17 with IRSA CP as of September 30, 2017 and June 30, 2017.

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 28.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	09.30.17	06.30.17
CRESUD NCN Class XVI due 2018	1,822	1,767
CRESUD NCN Class XVIII due 2019	563	557
CRESUD NCN Class XXII due 2019	384	378
Loan from Banco Río	703	167
Total	3,472	2,869

18.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	09.30.17	09.30.16 (recast)
Deferred income tax	97	65
Income tax	97	65

The gross movements on the deferred income tax account were as follows:

	09.30.17	06.30.17
Beginning of the period / year	1,222	990
Charged to the Statement of Income	97	232
End of the period / year	1,319	1,222

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	09.30.17	09.30.16 (recast)
Tax calculated at the tax applicable tax rate in effect	(58)	15
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	156	50
Miscellaneous permanent differences	(1)	-
Income tax	97	65

19.
Revenues

	09.30.17	09.30.16 (recast)
Crops	381	344
Cattle	51	60
Dairy	19	20
Supplies	2	2
Leases and agricultural services	-	1
Total revenues	453	427

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Costs

	09.30.17	09.30.16 (recast)
Crops	257	297
Cattle	42	44
Dairy	17	20
Supplies	1	1
Leases and agricultural services	-	2
Other costs	4	2
Total costs	321	366

21.
Expenses by nature

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 09.30.17	Total as of 09.30.16 (recast)
Supplies and labors	-	-	-	-	1
Leases and expenses	-	2	-	2	1
Amortization and depreciation	1	1	-	2	2
Changes in biological assets and agricultural products	317	-	-	317	363
Advertising, publicity and other selling expenses	-	-	-	-	4
Maintenance and repairs	-	2	-	2	1
Payroll and social security liabilities	2	31	3	36	29
Fees and payments for services	-	5	-	5	5
Freights	-	-	68	68	61
Bank commissions and expenses	-	2	1	3	4
Travel expenses and stationery	-	1	-	1	-
Conditioning and clearance	-	-	22	22	14
Director’s fees	-	3	-	3	6
Taxes, rates and contributions	1	1	15	17	16
Total expenses by nature as of 09.30.17	321	48	109	478	-
Total expenses by nature as of 09.30.16	366	41	100	-	507

(i)
Include Ps.4 and Ps. 2 of other agricultural operating costs as of September 30, 2017 and 2016, respectively.

22.
Other operating results, net

	09.30.17	09.30.16 (recast)
Administration fees	1	-
Gain from commodity derivative financial instruments	1	18
Tax on shareholders’ personal assets	-	(1)
Contingencies	(3)	(2)
Gain / (loss) from disposal of associates, subsidiaries and/or joint ventures	1	(2)
Gain from disposal of property, plant and equipment	-	1
Others	(3)	1
Total other operating results, net	(3)	15

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Financial results, net

	09.30.17	09.30.16 (recast)
Finance income:
- Interest income	3	9
- Foreign exchange gains	5	3
Finance income	8	12

Finance costs:
- Interest expenses	(46)	(74)
- Foreign exchange losses	(238)	(78)
- Other financial costs	(7)	(8)
Finance costs	(291)	(160)

Other financial results, net:
- Fair value gains of financial assets at fair value through profit or loss	8	1
- Gain from derivative financial instruments (except commodities)	3	8
- Gain from repurchase of NCN	-	16
Total other financial results, net	11	25
Total financial results, net	(272)	(123)

24.
Merger with Agro Managers S.A.

During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect of the merge with Agro Managers S.A. would have had on the Statement of Financial Position as of June 30, 2017 and Statements of Comprehensive Income and Statements of Cash Flows as of September 30, 2016 were no significant.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2017.

The following is a summary of the balances with related parties as of September 30, 2017:

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries
IRSA Inversiones y Representaciones S.A	Corporate services	9	-	-	-
	Leases	-	(4)	-	-
	Reimbursement of expenses	4	-	-	-
Brasilagro Companhia Brasileira de Propriedades	Reimbursement of expenses	5	(8)	-	-
Agrícolas (“Brasilagro”)	Dividends receivables	16	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)
	Sale of goods and/or services	2	-	-	-
Helmir S.A.	Financial operations	-	-	-	(109)
Ombú Agropecuaria S.A.	Administration fees	3	-	-	-
	Reimbursement of expenses	1	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	26	-	-	-
	Reimbursement of expenses	1	-	-	-
	MAT operations	25	-	-	-
	Sale of suppliers	-	(1)	-	-
	Administration fees	1	-	-	-
Total Subsidiaries		99	(13)	-	(109)

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	Description of transaction	Current Trade and other receivables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates
Agro-Uranga S.A.	Dividends receivables	11	-	-	-
Total Associates		11	-	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	20	-	-	-
	Share based payments	1	-	-	-
	Non-convertible notes	-	-	(112)	(86)
	Corporate services	22	-	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(7)	(40)
Panamerican Mall S.A.	Non-convertible notes	-	-	(9)	(9)
Amauta Agro S.A. (formerly FyO Trading S.A.)	Purchase of goods and/or services	-	(4)	-	-
	Reimbursement of expenses	1	-	-	-
Total Subsidiaries of the subsidiaries		44	(4)	(128)	(135)

Other Related parties
CAMSA and its subsidiaries	Provisions for management fees	-	(1,050)	-	-
Austral Gold	Reimbursement of expenses	1	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	(1)	-	-
Other Related parties		1	(1,051)	-	-

Directors and Senior Management
Directors and Senior Management	Director's fees	-	(2)	-	-
Total Directors and Senior Management		-	(2)	-	-
		155	(1,070)	(128)	(244)

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	8	-	-	-	-
	Leases	-	-	(5)	-	-
	Reimbursement of expenses	13	-	-	-	-
Brasilagro Companhia Brasileira de Propriedades	Reimbursement of expenses	4	-	(7)	-	-
Agrícolas (“Brasilagro”)	Dividends receivables	14	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)
	Reimbursement of expenses	1	-	-	-	-
Helmir S.A.	Financial operations	-	-	-	-	(104)
Ombú Agropecuaria S.A.	Administration fees	3	-	-	-	-
	Reimbursement of expenses	1	-	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-	-
Yatay Agropecuaria S.A.	Administration fees	3	-	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	3	-	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	1	-	-	-	-
	Brokerage	-	-	(11)	-	-
	MAT operations	24	-	-	-	-
	Sale of suppliers	-	-	(1)	-	-
Total Subsidiaries		77	-	(24)	-	(104)
Associates
Agro-Uranga S.A.	Dividends receivables	8	-	-	-	-
Total Associates		8	-	-	-	-

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	Description of transaction	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of the subsidiaries
IRSA Commercial Properties	Reimbursement of expenses	23	-	-	-	-
	Share based payments	1	-	-	-	-
	Non-convertible notes	-	-	-	(106)	(82)
	Corporate services	14	-	-	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	-	(7)	(38)
Panamerican Mall S.A.	Non-convertible notes	-	-	-	(9)	(9)
Amauta Agro S.A. (formerly FYO Trading)	Purchase of goods and/or services	-	-	(6)	-	-
Total Subsidiaries of the subsidiaries		38	-	(6)	(122)	(129)
Other Related parties
CAMSA and its subsidiaries	Fees provision	-	(935)	(85)	-	-
Austral Gold	Reimbursement of expenses	1	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(1)	-	-
Total Other Related Parties		1	(935)	(86)	-	-
Directors and Senior Management
Directors	Director’s fees	-	-	(2)	-	-
Total Directors and Senior Management		-	-	(2)	-	-
		124	(935)	(118)	(122)	(233)

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2017:

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management	Management fees
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	-	15	-	-	-	-
Futuros y Opciones.Com S.A.	-	1	(1)	-	-	-	-	-
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	1	(6)	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	11	-	-	-	-	-	-
Helmir S.A.	-		-	-	-	(5)	-	-
Total Subsidiaries	-	13	(7)	15	-	(5)	-	-

Associates
Agro-Uranga S.A.	-	2	-	-	-	-	-	-
Total Associates	-	2	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(2)	-	-
Panamerican Mall S.A.	-	-	-	-	-	(1)	-	-
IRSA Propiedades Comerciales S.A.	(1)	-	-	37	-	(8)	-	-
Granos Olavarría S.A.	-	15	(1)	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(1)	15	(1)	37	-	(11)	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-	-
CAMSA and its subsidiaries	-	-	-	-	-	-	-	(30)
Austral Gold	-	-	-	-	-	-	-	1
Total Other related parties	-	-	-	-	(1)	-	-	(29)

Directors and Senior Management
Directors	-	-	-	-	-	-	(3)	-
Senior Management	-	-	-	-	-	-	(4)	-
Total Directors and Senior Management	-	-	-	-	-	-	(7)	-
	(1)	30	(8)	52	(1)	(16)	(7)	(29)

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2016 (recast):

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management	Management fees
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	-	12	-	-	-	-
Futuros y Opciones.Com S.A.	-	-	(1)	-	-	-	-	-
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	-	1	(5)	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	30	-	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	(3)	-	-
Total Subsidiaries	-	31	(6)	12	-	(3)	-	-

Associates
Agro-Uranga S.A.	-	3	-	-	-	-	-	-
Total Associates	-	3	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(2)	-	-
Panamerican Mall S.A.	-	-	-	-	-	(2)	-	-
IRSA Propiedades Comerciales S.A.	(1)	-	-	33	-	(4)	-	-
Granos Olavarría S.A.	-	61	-	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(1)	61	-	33	-	(8)	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-	-
CAMSA and its subsidiaries	-	-	-	-	-	-	-	(3)
Total Other related parties	-	-	-	-	(1)	-	-	(3)

Parent Company
Inversiones Financieras del Sur S.A.	-	-	-	-	-	9	-	-
Total Parent Company	-	-	-	-	-	9	-	-

Directors and Senior Management
Directors	-	-	-	-	-	-	(6)	-
Senior Management	-	-	-	-	-	-	(2)	-
Total Directors and Senior Management	-	-	-	-	-	-	(8)	-
	(1)	95	(6)	45	(1)	(2)	(8)	(3)

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 16 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 21 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 09.30.17	Total as of 09.30.16 (recast)
Beginning of the year	697	549	-	1,246	1,038

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	66	-	-	66	72

Changes in net realizable value of agricultural products after harvest	-	48	-	48	(92)

Increase due to harvest	-	356	-	356	451
Purchases and classifications	5	108	-	113	157
Consume	-	(94)	-	(94)	(88)
Expenses incurred	-	-	-	-	2
End of the period	(724)	(694)	-	(1,418)	(1,176)
Costs as of 09.30.17	44	273	-	317
Costs as of 09.30.16 (recast)	47	315	2		364

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2017 and June 30, 2017 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.17	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.17
Assets
Cash and cash equivalents
US Dollar	-	17.21	5	1	16.53	11
Total cash and cash equivalents			5			11

Trade and other receivables
US Dollar	2	17.21	31	1	16.53	16
Receivables with related parties:
US Dollar	-	17.31	2	1	16.63	11
Brazilian Reais	3	5.80	16	3	5.20	15
Total trade and other receivables			49			42

Liabilities
Trade and other payables
US Dollar	11	17.31	191	7	16.63	114
Payables with related parties:
US Dollar	-	17.31	2	1	16.63	8
Brazilian Reais	1	5.80	8	1	5.20	7
Total trade and other payables			201			129

Derivative financial instruments
US Dollar	-	17.31	3	-	-	-
Total derivative instruments			3			-

Borrowings
US Dollar	328	17.31	5,685	327	16.63	5,438
Total borrowings			5,685			5,438

(1)
Exchange rate as of September 30, 2017 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2017 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:
Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 3,461 whose treatment is being considered by the Board of Directors and the respective Management.

31.
Subsequent events

See subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

Items		Past due (Point 3.a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)								Total
		09.30.17	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	53	-	344	-	-	-	95	-	-	-	492
	Income tax and minimum presumed income tax and deferred income tax	-	-	1,403	-	-	-	-	-	-	-	-	1,403
	Total	-	53	1,403	344	-	-	-	95	-	-	-	1,895
Liabilities	Trade and other payables	-	30	-	1,447	-	-	-	-	-	-	-	1,477
	Borrowings	-	-	-	728	617	1,730	271	1,941	255	189	40	5,771
	Payroll and social security liabilities	-	-	-	54	16	-	-	-	-	-	-	70
	Provisions	-	1	8	-	-	-	-	-	-	-	-	9
	Total	-	31	8	2,229	633	1,730	271	1,941	255	189	40	7,327

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	351	46	397	92	3	95	443	49	492
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	1,403	-	1,403	1,403	-	1,403
	Total	351	46	397	1,495	3	1,498	1,846	49	1,895
Liabilities	Trade and other payables	1,276	201	1,477	-	-	-	1,276	201	1,477
	Borrowings	86	3,260	3,346	-	2,425	2,425	86	5,685	5,771
	Payroll and social security liabilities	70	-	70	-	-	-	70	-	70
	Provisions	1	-	1	8	-	8	9	-	9
	Total	1,433	3,461	4,894	8	2,425	2,433	1,441	5,886	7,327

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2017 there are no receivable and liabilities subject to adjustment clause.

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	-	397	397	3	-	92	95	3	-	489	492
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	1,403	1,403	-	-	1,403	1,403
	Total	-	-	397	397	3	-	1,495	1,498	3	-	1,892	1,895
Liabilities	Trade and other payables	-	-	1,477	1,477	-	-	-	-	-	-	1,477	1,477
	Borrowings	4,439	40	(1,133)	3,346	2,267	158	-	2,425	6,706	198	(1,133)	5,771
	Payroll and social security liabilities	-	-	70	70	-	-	-	-	-	-	70	70
	Provisions	-	-	1	1	-	-	8	8	-	-	9	9
	Total	4,439	40	415	4,894	2,267	158	8	2,433	6,706	198	423	7,327

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real State	63.38% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.44%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
 The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
 For computation purposes, Treasury shares have been subtracted.

b.
 Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 26.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

9.
Appraisal revaluation of property, plant and equipment.

None.

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2017
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2017 and 2016.

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	775	831
Vehicles	Third parties, theft, fire and civil liability	37	14

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

None.

18.         Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

37

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of September 30, 2017, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2017 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c) we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d) as of September 30, 2017, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 21,763,589, which was not claimable at that date.

Autonomous City of Buenos Aires, November 10, 2017.

PRICE WATERHOUSE & CO. S.R.L.
(Partner)
Dr. Mariano C. Tomatis

Buenos Aires, November 13, 2017 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first quarter of fiscal year 2018 ended September 30, 2017.

Consolidated Results

In ARS million	3M18	3M17 (adjusted)	YoY Var
Revenues	21,676	18,850	15.0%
Costs	(14,912)	(13,233)	12.7%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	75	38	97.4%
Changes in the net realizable value of agricultural products after harvest	52	(98)	-
Gross profit	6,891	5,557	24.0%
Net gain from fair value adjustment of investment properties	3,453	1,436	140.5%
Gain from disposal of farmlands	-	73	-
General and administrative expenses	(1,105)	(940)	17.6%
Selling expenses	(3,713)	(3,304)	12.4%
Other operating results, net	31	(28)	-
Management fees	(30)	(3)	900.0%
Profit from operations	5,527	2,791	98.0%
Share of profit / (loss) of associates and joint ventures	389	(3)	-
Profit from operations before financial results and income tax	5,916	2,788	112.2%
Financial results, net	(4,676)	(1,580)	195.9%
Profit before income tax	1,240	1,208	2.6%
Income tax	(1,225)	(579)	111.6%
Profit for the period from continued operations	15	629	(97.6%)
Profit / (loss) from discontinued operations after income tax	13	(351)	-
Profit for the period	28	278	(89.9%)

Attributable to:
Cresud’s Shareholders	221	23	860.9%
Non-controlling interest	(193)	255	-

The Company’s consolidated revenues increased 15.0% in the first quarter of fiscal year 2018 as compared to the same quarter of fiscal year 2017, whereas profit from operations, excluding the effect of the net gain from fair value adjustment on investment properties, reached ARS 2,074 million, 53.1% higher than in the same period of 2017.

Profit for the first quarter of fiscal year 2018 was ARS 28 million, compared to a profit of ARS 278 million in the same period of 2017, mainly due to the results of our subsidiary IRSA Inversiones y Reprsentaciones S.A., which generated higher profits in its operations center in Argentina, offset by a non-monetary loss in its operations center in Israel. In September 2017, Discount Corporation (“DIC”), subsidiary of IDB Development Corporation (“IDBD”), made a partial debt swap, recognizing a loss equal to the difference between the repayment of an outstanding loan and the fair value of the new debt for an amount of approximately NIS 461 million (equivalent to ARS 2,228 million) recorded under Financial Results as financial costs.

1

Description of Operations by Segment

	3M 2018
		Urban Properties and Investments
	Agricultural	Argentina	Israel	Subtotal	Total	3M18 vs. 3M2017 Var
Revenues	1,499	1,219	18,594	19,813	21,312	14.7%
Costs	(1,197)	(249)	(13,064)	(13,313)	(14,510)	12.2%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	52	-	-	-	52	147.6%
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52	-
Gross profit	406	970	5,530	6,500	6,906	24.0%
Gain from disposal of investment properties	-	-	-	-	-	-
Gain from disposal of farmlands	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	52	2,518	922	3,440	3,492	141.5%
General and administrative expenses	(100)	(207)	(813)	(1,020)	(1,120)	18.6%
Selling expenses	(152)	(93)	(3,470)	(3,563)	(3,715)	12.4%
Management fees	(1)	(17)	(12)	(29)	(30)	900.0%
Gain from business combinations	-	-		-	-	-
Other operating results, net	7	(26)	36	10	17	-
Profit from operations	212	3,145	2,193	5,338	5,550	97.6%
Share of (loss) / profit of associates	(5)	487	(101)	386	381	-
Segment profit	207	3,632	2,092	5,724	5,931	111.6%

	3M 2017 (adjusted)
		Urban and Investment Properties
	Agricultural	Argentina	Israel	Subtotal	Total
Revenues	1,120	957	16,499	17,456	18,576
Costs	(948)	(201)	(11,780)	(11,981)	(12,929)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	21	-	-	-	21
Changes in the net realizable value of agricultural products after harvest	(98)	-	-	-	(98)
Gross profit	95	756	4,719	5,475	5,570
Gain from disposal of investment properties	-	-	-	-	-
Gain from disposal of farmlands	73	-	-	-	73
Net gain from fair value adjustment of investment properties	-	1,110	336	1,446	1,446
General and administrative expenses	(77)	(165)	(702)	(867)	(944)
Selling expenses	(135)	(87)	(3,083)	(3,170)	(3,305)
Management fees	-	-	(3)	(3)	(3)
Gain from business combinations	-	-	-	-	-
Other operating results, net	40	(12)	(56)	(68)	(28)
(Loss) / profit from operations	(4)	1,602	1,211	2,813	2,809
Share of (loss) / profit of associates	(8)	49	(47)	2	(6)
Segment (loss) /profit	(12)	1,651	1,164	2,815	2,803

2

Agricultural Business

Period Summary

The 2018 season is developing under a mild “El Niño” pattern in Argentina. To date, we have planted approximately 15% of the area planned to be sown during this season, and we expect to plant the largest part of our crops in the second quarter of this fiscal year.

As concerns sale of farms, in the first quarter of fiscal year 2018 we consummated the sale of “La Esmeralda” farm, located in Santa Fe, for USD 19 million. Gain from this transaction will be recorded in the fourth quarter of fiscal year 2018, upon execution of the title deed.

Our Portfolio

Our portfolio under management is composed of 764,556 hectares, of which 302,843 are in operation and 461,714 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares

(Own and under Concession) (*)(**)(***)

	Productive Lands		Land Reserves
	Agricultural	Cattle / Milk	Under Development	Reserved	Total
Argentina	63,684	159,434	2,486	329,964	555,568
Brazil	49,575	11,208	-	78,841	139,624
Bolivia	8,858	-	-	1,017	9,875
Paraguay	7,263	2,821	2,016	47,390	59,490
Total	129,380	173,463	4,502	457,212	764,557
(*)Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**)Includes 85,000 hectares intended for sheep breeding (***) Excludes double crops.

3

Leased(*)

	Agricultural	Cattle / Milk	Other	Total
Argentina	36,405(*)	12,635	-	49,040
Brazil	26,587	-	-	26,587
Total	62,992	12,635	-	75,627
(*) Excludes double crops.

Segment Income – Agricultural Business

I) Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2018 we executed a preliminary agreement with an unrelated third party for the sale of the entire “La Esmeralda” farm, comprising 9,352 hectares intended for agriculture and cattle breeding, located in the District of Nueve de Julio, Province of Santa Fe, Argentina. The total transaction amount was USD 19 million (USD 2,031 per hectare) of which USD 4 million have been paid. The outstanding balance of USD 15 million will be collected as follows: USD 3 million upon execution of the title deed and surrender of possession in June 2018, and the balance (which is secured by a mortgage on the property) is payable in four equal instalments, the last one maturing in April 2022, accruing interest at 4% per annum over outstanding balances. The farm was booked at approximately ARS 52 million.

The gain from the sale of “La Esmeralda” will be booked in the fourth quarter of fiscal year 2018. In view of this, no results from disposition of farmlands were recorded in the first quarter of 2018, compared to a gain of ARS 73 million in the first quarter of 2017 resulting from the sale of “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares intended for agriculture, located in the District of “Rancul”, Province of La Pampa.

in ARS million	3M18	3M17	YoY Var
Revenues	-	-
Costs	(4)	(3)	33.3%
Gross loss	(4)	(3)	33.3%
Net gain from fair value adjustment of investment properties	52	-	-
Gain from disposal of farmlands	-	73	-
Profit from operations	48	70	(31.4%)
Segment profit	48	70	(31.4%)

Profit from this segment decreased by ARS 22.9 million, from a profit of ARS 70.1 million for the first quarter of fiscal year 2017 down to a profit of ARS 47.2 million for the first quarter of fiscal year 2018. The lower gain from disposal of farmlands explained above was offset by a gain from fair value adjustment on investment properties of ARS 51.7 million derived from Brazil, reflecting approximately 1,400 additional hectares leased in the “Jatobá” farm as compared to June 2017.

Area under Development (hectares)	Developed in 2016/2017	Projected for 2017/2018
Argentina*	2,172	2,486
Brazil	9,601	-
Paraguay	1,553	2,016
Total	13,326	4,502
*2016/2017: Corresponds to Phase II transformation hectares.

During this season we expect to transform 4,502 hectares in the region: 2,016 hectares in Paraguay and 2,486 hectares in Argentina (from which 1,484 hectares correspond to a first development phase). On the other hand, although we do not plan to transform surface this year in Brasil, we will finish transforming 4,554 hectares that began in the previous season.

4

II) Agricultural Production

II.a) Crops and Sugarcane

Crops

In ARS Million	3M18	3M17	YoY Var
Revenues	459	387	18.6%
Costs	(331)	(339)	(2.4%)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1	7	(85.7%)
Changes in the net realizable value of agricultural products after harvest	52	(98)	-
Gross profit / (loss)	181	(43)	-
General and administrative expenses	(39)	(34)	14.7%
Selling expenses	(107)	(92)	16.3%
Other operating results, net	7	44	(84.1%)
Profit / (loss) from operations	42	(125)	-
Share of loss of associates	(2)	(5)	60.0%
Segment income / (loss)	40	(130)	-

Sugarcane

In ARS Million	3M18	3M17	YoY Var
Revenues	373	162	130.2%
Costs	(292)	(150)	94.7%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	59	15	293.3%
Changes in the net realizable value of agricultural products after harvest	-	-	-
Gross profit	140	27	418.5%
General and administrative expenses	(19)	(11)	72.7%
Selling expenses	(1)	(2)	50.0%
Other operating results, net	(1)	(4)	75.0%
Profit from operations	117	10	1070.0%
Share of profit / (loss) of associates and joint ventures	-	-	-
Segment profit	117	10	1070.0%

5

Operations

Production Volume (1)	3M18	3M17	3M16	3M15	3M14
Corn	240,927	223,377	165,041	211,212	72,693
Soybean	4,842	-	256	837	975
Wheat	208	-	58	-	-
Sorghum	606	298	298	1,335	3,699
Sunflower	-	-	-	208	-
Others	718	816	2,959	1,718	536
Total Crops (tons)	247,301	224,491	168,612	215,310	77,903
Sugarcane (tons)	907,075	441,851	556,485	415,760	437,407
(1) Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	3M18			3M17			3M16			3M15			3M14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	134.4	-	134.4	121.8	-	121.8	62.6	23.6	86.2	150.9	-	150.9	138.3	-	138.3
Soybean	21.1	5.8	26.9	29.8	-	29.8	41.3	8.6	49.9	36.7	14.2	50.9	49.8	3.0	52.8
Wheat	6.4	-	6.4	0.4	0.1	0.5	5.1	28.9	34.0	0.2	-	0.2	0.2	-	0.2
Sorghum	-	-	-	0.1	-	0.1	0.1	-	0.1	0.3	-	0.3	2.4	-	2.4
Sunflower	0.4	-	0.4	0.7	-	0.7	0.6	-	0.6	1.7	-	1.7	5.7	-	5.7
Others	0.6	-	0.6	1.5	-	1.5	1.1	-	1.1	-	-	-	5.4	-	5.4
Total Crops (thousands of tons)	162.9	5.8	168.7	154.3	0.1	154.4	110.8	61.1	171.9	189.8	14.2	204.0	201.8	3.0	204.8
Sugarcane (thousands of tons)	895.1	-	895.1	441.9	-	441.9	554.0	-	554.0	415.8	-	415.8	455.4	-	455.4
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

➤  Profit the Crops business increased by ARS 170 million, from a loss of ARS 130 million during IQ17 to a profit of ARS 40 million in IQ18, mainly due to:
➤  A positive variation of ARS 168.4 million in gross profit net of commercial expenses and commodity derivatives, mainly resulting from:
● a positive variation of ARS 215.37 million, mostly originated in Argentina and followed by Brazil, reflecting the higher profit recorded in this period due to the rise in corn and soybean prices, compared to the loss posted in the previous period due to the pullback that had been observed in corn and soybean prices after the peak recorded at the end of June 2016, reflected in sale and holding results, offset by
● lower production income of ARS 5.8 million, mostly originated in Bolivia, as production costs were higher than soybean prices on the one hand, and corn harvesting was delayed on the other, compared to a degree of progress of 14% in the previous period; and
● a negative variation in results from commodity derivatives of ARS 39 million, mainly originated in soybean derivatives.

Sugarcane segment’s profit increased by ARS 108.5 million, from ARS 9.9 million in IQ 2017 to ARS 118.4 million in IQ 2018. This was mainly due to:
● a positive variation in revenues from sales net of commercial expenses of ARS 70.3 million, mainly due to higher prices and higher volumes sold in Brazil as a result of a higher output generated by the addition of 15,000 productive hectares under sharecropping agreements towards year-end; and
● an increase in production income of ARS 44.3 million, mainly derived from Brazil, as a result of a higher output due to a larger surface area and higher prices, partially offset by higher costs and lower yields, offset by
● a loss of ARS 8 million derived from administrative expenses, mainly due to the positive variation of the exchange rate and a larger percentage of allocation of such expenses to the Brazilian segment.

Area in Operation - Crops (hectares) (1)	As of 09/30/17	As of 09/30/16	YoY Var
Own farms	115,450	103,424	11.6%
Leased farms	66,582	61,856	7.6%
Farms under concession	23,636	22,574	4.7%
Own farms leased to third parties	7,772	8,417	(7.7%)
Total Area Assigned to Crop Production	213,440	196,271	8.7%

The area in operation assigned to the crops segment increased by 8.7% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms.

(1) Includes area used for double crops all the farms in Argentina, Bolivia, Paraguay and Brazil; and Agro-Uranga (subsidiary -35.72%)

6

II.b) Cattle and Dairy Production

During the past season we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	3M18	3M17	3M16	3M15	3M14
Cattle (tons)	2,010	1,918	1,546	1,151	1,712
Dairy cattle (tons)	133	174	135	119	107
Cattle (tons)	2,143	2,093	1,681	1,270	1,819
Milk (thousands of liters)	2,693	4,078	4,539	4,560	4,771
(1) Includes Carnes Pampeanas and CRESCA at 50%.

Volume of	3M18			3M17			3M16			3M15			3M14
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle	2.3	-	2.3	2.1	-	2.1	3.1	-	3.1	4.0	-	4.0	4.0	-	4.0
Dairy cattle	0.1	-	0.1	0.2	-	0.2	0.2	-	0.2	0.1	-	0.1	0.2	-	0.2
Cattle (thousands of tons)	2.4	-	2.4	2.3	-	2.3	3.3	-	3.3	4.1	-	4.1	4.2	-	4.2
Milk (millions of liters)	2.7	-	2.7	3.9	-	3.9	4.4	-	4.4	4.4	-	4.4	4.6	-	4.6

D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS million	3M18	3M17	YoY Var
Revenues	53	61	(13.1%)
Costs	(44)	(45)	(2.2%)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(6)	(1)	500.0%
Changes in the net realizable value of agricultural products after harvest	-	-	-
Gross profit	3	15	(80.0%)
Loss from operations	(15)	(3)	400%
Segment Loss	(15)	(3)	400%

During the quarter under review, we posted lower results by approximately ARS 12 million as compared to the first quarter of 2017. This was mainly due to the lower volume of sales and smaller production income in Argentina.

Area in operation – Cattle (hectares) (1)	As of 09/30/17	As of 09/30/16	YoY Var
Own farms	86,749	79,611	9.0%
Leased farms	12,635	12,635	-
Farms under concession	1,404	1,451	(3.2%)
Own farms leased to third parties	70	70	-
Total Area Assigned to Cattle Production	100,858	93,767	7.6%
(1) Includes AgroUranga, Brazil and Paraguay.

➤  The area of farms assigned to cattle production increased, mainly as a result of a larger number of hectares dedicated to this activity in Brazil (11,208 hectares) offset by fewer hectares of farmlands leased to third parties.

Stock of Cattle Herds	As of 09/30/17	As of 09/30/16
Breeding cattle	74,964	62,634
Fattering cattle	7,440	7,873
Dairy cattle	3,470	4,972
Total Stock (heads)	85,874	75,479

7

Dairy

In ARS million	3M18	3M17	YoY Var
Revenues	19.0	20.0	(5.0%)
Costs	(17.0)	(19.0)	(10.5%)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-	-	-
Gross profit	-	1.0	(100.0%)
Loss from operations	(1.0)	(1.0)	0.0%
Segment loss	(1.0)	(1.0)	0.0%

As concerns our dairy business in Argentina, we recorded a similar loss to that of the same quarter of 2017 in a scenario of rising milk prices, lower production due to smaller herds, correlative productivity, and a slight reduction in production costs.

Milk Production	09/30/2017	09/30/2016
Dairy average milking cows (heads)	1,083	1,777
Milk Production / Milking Cow / Day (liters)	27.59	24.14

Area in Operation – Dairy (hectares)	As of 09/30/17	As of 09/30/16	YoY Var
Own farms	240	2,273	(89.4%)

➤  We perform our dairy business in El Tigre farm.

II.c) Agricultural Rental and Services

in ARS million	3M18	3M17	YoY Var
Revenues	20	12	66.7%
Costs	-	(2)	-
Gross profit	20	10	100.0%
Profit from operations	17	10	70.0%
Segment profit	17	10	70.0%

Profit from this segment for the first quarter of 2018 increased 70% as compared to the same period of the previous fiscal year, mainly due to an increase in leased hectares in Fazenda Jatobá and the addition of Fazenda Sao José in the first quarter of fiscal year 2018, boosted by the variation in the exchange rate.

III) Other Segments

Under “Others” we report the results from our Agro-industrial Activities and our investment in FyO.

The “Others” segment’s result was nil for the first three months of fiscal year 2018, mainly explained by lower losses from our agro-industrial business developed in our meat packing plant located in La Pampa, offset by the results posted by our subsidiary Futuros y Opciones (FyO). FYO, which is engaged in the trading of crops and sale of inputs, recorded a reduction of ARS 36.4 million in its profit due to lower revenues from consignment sales of ARS 39 million due to: (i) the strategic decision to increase holding balances and increase financial income; and (ii) sales agreed but not booked as of the period cut-off date. On the other hand, in our agro-industrial business we posted lower losses as a result of higher revenues underpinned by higher sales volumes, accompanied by a slight increase in prices and costs lagging behind the rise in revenues.

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Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2017, our direct and indirect equity interest in IRSA was 63.38% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2017:

Consolidated Results

In ARS Million	IQ 18	IQ 17	YoY Var
Revenues	20.213	17.787	13.6%
Net gain from fair value adjustment of investment properties	3.404	1.396	143.8%
Profit from operations	5.358	2.767	93.6%
Depreciation and amortization	1.237	1.113	11.1%
EBITDA	6.595	3.880	70.0%
Adjusted EBITDA	3.215	2.503	28.4%
Profit for the period	74	344	(78.5%)
Attributable to controlling company’s shareholders	553	200	176.5%
Attributable to non-controlling interest	(479)	144	-

Consolidated revenues from sales, leases and services increased by 13.6% in the first quarter of fiscal year 2018 as compared to the same quarter of fiscal year 2017, whereas adjusted EBITDA, which excludes the effect of the net gain from fair value adjustment of investment properties, reached ARS 3,215 million, 28.4% higher than in the same quarter of 2017.

Operations Center in Argentina

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:
➤   The acquisition, development and operation of shopping malls and offices, through its interest of 94.61% in IRSA Propiedades Comerciales S.A., one of Argentina’s leading operators of commercial real estate with a controlling interest in 16 shopping malls and 7 office buildings totaling 424,452 sqm of Gross Leaseable Area (339,080 in shopping malls and 85,378 in offices).
➤   The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.
➤   The acquisition and operation of luxury hotels.
➤   Selective investments outside Argentina.
➤   Financial investments, including IRSA’s current 29.91% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.
➤   International investments, including a 49% interest in the Lipstick Building in New York and 28.5% of the voting rights in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR).

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Shopping Malls

During the first three months of fiscal year 2018, our tenants’ sales reached ARS 9,777.7 million, 22.5% higher than in the same period of 2017. Our portfolio’s leasable area totaled 339,080 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.8%, reflecting the quality of our portfolio.

Revenues from this segment grew 24.6% during this three-month period, whereas adjusted EBITDA, which excludes the impact of the net gain from fair value adjustment of investment properties, reached ARS 648.4 million (+ 26.3% compared to the same period of 2017). The EBITDA margin was 76.3%, 1.1 pp higher than the figure recorded in the previous fiscal year.

Offices

During the first three months of fiscal year 2018, revenues from the offices segment increased 20.8% as compared to the same period of 2017, whereas Adjusted EBITDA from this segment reached ARS 104 million, 35.1% higher than in the previous year, mainly due to higher revenues resulting from the depreciation of the Peso vis-à-vis the US dollar during the period, and lower loan loss charges, which offset the smaller leaseable area. Rental prices in USD per sqm increased, reaching USD 26.8 per sqm. The EBITDA margin from the offices segment reached 85.2%, much higher than the 76.2% recorded in the first quarter of 2017.

Operations Center in Israel

As of September 30. 2017, IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital.

Below is comparative segment information on our operations center in Israel for the period from April 1 to June 30 of both fiscal years.

Real Estate (Property & Building - PBC) - ARS MM	IQ 18	IQ 17	YoY Var
Revenues	997	1.049	(5.0%)
Net gain from fair value adjustment of investment properties	922	336	174.4%
Profit from operations	1.582	892	77.4%
Depreciation and amortization	9	7	28.6%
EBITDA	1.590	899	76.9%
Adjusted EBITDA	668	582	14.9%

The Real Estate segment recorded a reduction in revenues in IQ18 as compared to the same quarter of fiscal year 2017, mainly as a result of fewer apartments available for sale, offset by higher revenues from leases of projects completed in 2017, and higher rental prices. Adjusted EBITDA for IQ18 reached ARS 668 million, 14.9% higher than in the same quarter of 2017.

Supermarkets (Shufersal) - $ MM	IQ 18	IQ 17	YoY Var
Revenues	13,182	11,467	15.0%
Profit from operations	489	385	27.0%
Depreciation and amortization	373	302	23.5%
EBITDA	861	687	25.3%
The Supermarkets segment recorded a 15% increase in revenues and a 25.3% increase in EBITDA in IQ18 as compared to the same quarter of 2017. The higher results are explained by the depreciation of the peso during this period and higher sales due to the Passover holidays, boosted by various special offerings.

Telecommunications (Cellcom) - $ MM	IQ 18	IQ 17	YoY Var
Revenues	4,226	3,841	10.0%
Profit from operations	172	63	173.0%
Depreciation and amortization	830	780	6.4%
EBITDA	1,002	843	18.9%

The Telecommunications segment saw a 10% increase in revenues due to the effect of the devaluation of the Argentine currency. In Israeli currency terms, revenues fell slightly in IQ18 as compared to IQ17 as a result of a 15.2% drop in revenues from the cell phone segment, offset by a 10.6% increase in revenues from the fixed line segment. Profit from operations rose 173%, reaching ARS 172 million. of which ARS 145 million derive from the sale of Rimon, one of Cellcom’s subsidiaries.

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The variation in the listing price of Clal’s shares during the period resulted in a gain of ARS 92 million.

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Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	8.4	Floating	< 30 days
Cresud 2018 NCN, Series XIV (1)	USD	32.0	1.500%	22-May-18
Cresud 2018 NCN, Series XVI (1)	USD	109.1	1.500%	19-Nov-18
Cresud 2019 NCN, Series XVIII (1)	USD	33.7	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	22.7	4.00%	1-Aug-19
Other debt (USD)	-	152.4	-	-
CRESUD’s Total Debt		358.3
Debt repurchase		(24.2)
Cash and cash equivalents		(7.9)
Total Net Debt		326.2
Brasilagro’s Total Net Debt		8.1

(1)Excludes repurchases
(2)Principal amount stated in USD (million) at an exchange rate of 17.31 ARS/USD, without considering accrued interest or elimination of balances with subsidiaries.

Urban Properties and Investments Business

Operations Center in Argentina

Financial Debt as of September 30, 2017:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	24.8	Floating	< 360 days
IRSA 2020 NCN, Series II	USD	71.4	11.50%	Jul-20
Series VII NCN	ARS	22.2	Badlar + 299	Sep-19
Series VIII NCN	USD	184.5	7.00%	Sep-19
ICBC Dubai loan	ARS	50.0	5.95%	Feb-22
ICBC loan	ARS	7.2	21.20%	May-18
Other loans	ARS	0.1
IRSA’s Total Debt		360.2
IRSA’s Cash & Cash Equivalents+Investments(3)	USD	(4.3)
IRSA’s Net Debt	USD	355.9
Bank overdrafts	ARS	1.6	Floating	< 360 d
CAPEX Citi 5600 loan	ARS	0.1	Fixed	Jan-18
ICBC Bank Loan	ARS	4.3	Fixed	May-18
IRCP NCN, Series IV	USD	140.0	5.0%	Sep-17
IRSA CP NCN, Series II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		506.0
Cash & Cash Equivalents+Investments (2)		331.0
IRSA CP’s Total Net Debt		175.0
(1) Principal amount in USD (million) at an exchange rate of ARS 17.31/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(3) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash & Cash Equivalents + Investments in current financial assets + a loan from its controlling company IRSA Inversiones y Representaciones S.A.

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Operations Center in Israel

Net Financial Debt (USD million)

Description	Amount
IDBD	783
DIC	769

On September 28, 2017, DIC made a partial swap offer to the holders of series F NCN, proposing them to exchange such bonds for series J NCN. Series J has substantially different terms from those applicable to series F; therefore, a payment for series F was booked, and a new financial commitment at fair value was recorded in respect of series J. In addition, the previous debt (series F) had been recorded as of October 11, 2015 (IDBD’s consolidation date) at its listing value as of such date with a discount over par. As a result of this swap, DIC recorded a loss equal to the difference between the amount repaid and the amount of the new debt, for approximately NIS 461 million (equivalent to approximately ARS 2,228 million as of such date) which was included under “Financial costs”.

Comparative Summary Consolidated Balance Sheet Data

In ARS Million	Sep-17	Sep-16
Current assets	75,276	61,343
Non-current assets	175,034	144,363
Total assets	250,310	205,706
Current liabilities	50,263	52,193
Non-current liabilities	151,006	114,731
Total liabilities	201,269	166,924
Total equity and reserves attributable to equity holders of the parent	16,600	13,843
Third party interest (or non-controlling interest)	32,441	24,938
Shareholders’ equity	49,041	38,782
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	250,310	205,706

Comparative Summary Consolidated Statement of Income Data

In ARS Million	3MFY2018	3MFY2017
Gross profit	6,891	5,557
Profit from operations	5,527	2,791
Share of profit / (loss) of associates and joint ventures	389	(3)
Profit before financial results and income tax	5,916	2,788
Financial results, net	(4,676)	(1,580)
Profit before income tax	1,240	1,208
Income Tax	(1,225)	(579)
Profit from continued operations	15	629
Profit from discontinued operations after tax	13	(351)
Profit for the period	28	278
Controlling company’s shareholders	221	23
Non-controlling interest	(193)	255

Profit for the period	28	278
Other comprehensive (loss) / income for the period (1)	(113)	1,031
Total comprehensive (loss) / income for the period	(85)	1,309
Controlling company’s shareholders	(12)	1,660
Non-controlling interest	(73)	(351)
(1) Corresponds to translation differences

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Comparative Summary Consolidated Statement of Cash Flow Data

In ARS Million	3MFY2018	3MFY2017
Net cash generated by operating activities	2,450	2,385
Net cash used in investing activities	(5,567)	(1,123)
Net cash generated by financing activities	4,045	319
Total cash generated by or used during the period	928	1,581

Ratios

In ARS Million	Sep-17	Sep-16
Liquidity (1)	1.498	1.175
Solvency (2)	0.244	0.232
Restricted assets (3)	0.699	0.702
Profitability (only annual) (4)	0.001	0.016
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Profit / (loss) (excluding Other Comprehensive Income / (Loss)) / Total Average Shareholders’ Equity

Material and Subsequent Events

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2017, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, and the following resolutions were adopted by majority vote:

_
Distribution of cash dividend for ARS 395 million.
_
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2017 ended June 30, 2017.
_
Renewal of appointment of regular and alternate directors due to expiration of their terms and appointment of new alternate director.
_
Increase in the USD 300 million Global Non-Convertible Notes Program by an additional amount of up to USD 200 million.

November 2017: Sale of Interest in FyO

On November 9 past, we sold to an unrelated third party 154,929 shares in our controlled company Futuros y Opciones.com S.A. (FyO), representing 9.493% of its stock capital, for an amount of USD 3.04 million, which was fully collected.

As a result of this sale, the Company reduced its equity interest in FyO from 59.6% to 50.1% of its stock capital.

Gain from this transaction amounts to approximately ARS 42.6 million, and it will be recorded in the Company’s financial statements for the second quarter of fiscal year 2018.

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Prospects for the next fiscal year

The 2018 crop season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. We expect results to be in line with those observed in 2017, with good production levels, average yields and constrained costs. As concerns our cattle business, we will continue to focus our production in our own farms, mainly in the northwestern region of Argentina, by controlling costs and expecting livestock prices to keep on rising. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, we are following our strategy consisting in the selective sale of milking cows and keeping the more productive herd.

As concerns sales and development of lands, we hope to reach higher gains from the disposal of farmlands during this fiscal year. Only at the start of this fiscal year, we executed a preliminary sale agreement for the entire “La Esmeralda” farm, comprising 9,352 hectares intended for agriculture and cattle raising, located in the District of Nueve de Julio, Province of Santa Fe, Argentina, for USD 19 million (USD 2,031 per hectare). The gain will be recorded at the closing of the next fiscal year, as the execution of the title deed and surrender of possession are expected to take place in June 2018.

In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we trust that there will be a significant rebound in this business, prompted by the measures adopted by the new government, which point to increasing future cattle supply and promoting exports. Besides, we expect that the works currently underway, aimed at producing and exporting Kosher salted cuts to Israel, will significantly improve this business’ profitability equation.

Looking ahead to 2018, we expect to be able to secure the consents required for increasing the acreage under development, as we hold extensive land reserves in the region suitable for agricultural and/or livestock production, while we will continue selling farms that have reached their highest appreciation level. Moreover, we hope that the real estate businesses from our subsidiary IRSA will continue to be as solid as in this fiscal year in its two operations centers: Argentina and Israel.

We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.

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